Filed Pursuant to Rules 424(b)(3) and (b)(7).
A filing fee of $223,426.81, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection
with the securities offered from the registration statement
(File No. 333-139230) by means of this prospectus supplement.

SUPPLEMENT TO PROSPECTUS DATED DECEMBER 11, 2006

$2,088,101,000
0.75% Convertible Senior Notes due 2011
1.00% Convertible Senior Notes due 2013
Common Stock

We originally issued our 0.75% Convertible Senior Notes due 2011, or 2011 notes, and our 1.00% Convertible Senior Notes due 2013, or 2013 notes, in a private placement transaction on June 16, 2006. This prospectus supplement and the accompanying prospectus will be used by selling securityholders to resell their 2011 notes, 2013 notes and the shares of our common stock issuable upon conversion of the 2011 notes and 2013 notes. We refer to the 2011 notes and the 2013 notes collectively as the “notes.”

Holders of notes, or holders, may convert their (i) 2011 notes based on a conversion rate of 52.2951 shares of our common stock per $1,000 principal amount of 2011 notes (which is equal to an initial conversion price of approximately $19.12 per share) and (ii) 2013 notes based on a conversion rate of 52.2951 shares of our common stock per $1,000 principal amount of 2013 notes (which is equal to an initial conversion price of approximately $19.12 per share), in each case subject to adjustment. Holders may convert their notes of each series only under the following circumstances: (1) if the closing price of our common stock reaches a specified threshold within a specified period, (2) if the notes trade below a specified price, (3) if specified distributions to holders of our common stock are made or specified corporate transactions occur, or (4) for a period prior to the maturity of the applicable notes. Upon conversion, for each $1,000 principal amount of notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in this prospectus supplement. If the conversion value exceeds $1,000, we will also deliver, at our election, cash, common stock or a combination of cash and common stock for the conversion value in excess of $1,000. If a holder elects to convert its notes in connection with a change in control, we will pay a make-whole premium by increasing the conversion rate applicable to such notes. Additionally, if we experience a change in control, holders may require us to purchase for cash all or a portion of the notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the change in control purchase date.

Since their issuance, the notes have been eligible for trading in The PORTAL® Market operated by The National Association of Securities Dealers, Inc., or PORTAL; however upon their registration, the notes will cease to be traded on PORTAL. We do not intend to list the notes on any other automated quotation system or securities exchange.

Symantec Corporation’s common stock is listed on the NASDAQ Global Select Market under the symbol “SYMC.” On December 8, 2006, the last reported sale price of our common stock was $19.93 per share.

The selling securityholders will receive all of the proceeds from the sale of the securities and will pay all underwriting discounts and selling commissions, if any. We are responsible for the payment of other expenses incident to the registration of the securities. We will not receive any proceeds from this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful and complete. Any representation to the contrary is a criminal offense.

See “Risk Factors” beginning on page S-4 and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes or our common stock.

December 11, 2006

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements included or incorporated by reference in this prospectus supplement, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future, are forward-looking statements. Specifically, words such as “expect,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “may,” “assume,” or “continue,” and variations of such words and similar expressions are intended to identify such forward looking statements. The forward-looking statements in this prospectus supplement are based on current expectations, estimates, forecasts and projections about us, our future performance, our business, our beliefs and our management’s assumptions.

In addition to the forward-looking statements made in this prospectus supplement, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We describe some of the risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, in “Risk Factors.” Such risk factors include those related to: maintaining customer and partner relationships; the anticipated growth of certain market segments, particularly with regard to security and storage; the competitive environment in the software industry; changes to operating systems and product strategy by vendors of operating systems; fluctuations in currency exchange rates; the timing and market acceptance of new product releases and upgrades; the successful development of new products and integration of acquired businesses, and the degree to which these products and businesses gain market acceptance.

We have based our forward looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied, or forecast by our forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, or SEC, we do not have any intention or obligation to update publicly any forward looking statements after the distribution of this prospectus supplement, whether as a result of new information, future events, changes in assumptions, or otherwise.

i

SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus supplement and the accompanying prospectus, including “Risk Factors,” and our consolidated financial statements, the financial information and other documents incorporated by reference into this prospectus supplement and the accompanying prospectus, before you decide to invest in our securities. When used in this prospectus supplement, unless otherwise specified, the terms “Symantec,” “we,” “our,” and “us” refer to Symantec Corporation, a Delaware corporation, and its consolidated subsidiaries.

SYMANTEC CORPORATION

Symantec is the world leader in providing a wide range of solutions to help individuals and enterprises assure the security, availability, and integrity of their information technology infrastructure as well as the information itself. We primarily operate in two growing, diversified markets within the software sector: the secure content management market and the storage software market. The secure content management market includes products that protect consumers and enterprises from threats to personal computers, computer networks, and electronic information. The storage software market includes products that archive, protect, and recover business-critical data. We believe that these markets are converging as customers increasingly require both secure content management and storage solutions in order to safeguard their IT infrastructure, information and interactions.

Founded in 1982, we are incorporated in Delaware. Our principal executive offices are located at 20330 Stevens Creek Blvd, Cupertino, California 95014. Our telephone number at that location is (408) 517-8000. Our home page on the Internet is www.symantec.com. Information contained, or referred to, on our website is not part of this prospectus supplement.

THE OFFERING

The following is a brief summary of certain terms of the notes. For a more complete description of the terms of the notes, see “Description of the Notes.”

Issuer	Symantec Corporation

Notes Offered	$1,100,000 principal amount of 0.75% Convertible Senior Notes due 2011. $1,000,000 principal amount of 1.00% Convertible Senior Notes due 2013.

Maturity Dates	June 15, 2011 for the 2011 notes. June 15, 2013 for the 2013 notes.

Interest and Payment Dates	0.75% per year, with respect to the 2011 notes, and 1.00% per year, with respect to the 2013 notes, in each case payable semiannually in arrears in cash on June 15 and December 15 of each year, beginning December 15, 2006.

Conversion Rights	Holders may surrender their notes for conversion prior to the close of business on the business day before the stated maturity date only under the following circumstances:

• during any calendar quarter beginning after June 30, 2006 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 130% of the applicable conversion price per share, which is $1,000 divided by the then applicable conversion rate;

• during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day;

• if specified distributions to holders of our common stock are made, or specified corporate transactions occur; or

• with respect to the 2011 notes, at any time on or after April 5, 2011, and with respect to the 2013 notes, at any time on or after April 5, 2013, in each case through the business day preceding the applicable maturity date.

The initial conversion rate for the 2011 notes is 52.2951 shares of common stock per $1,000 principal amount of 2011 notes. This is equivalent to an initial conversion price of approximately $19.12 per share of common stock.

The initial conversion rate for the 2013 notes is 52.2951 shares of common stock per $1,000 principal amount of 2013 notes. This is equivalent to an initial conversion price of approximately $19.12 per share of common stock.

Upon conversion, a holder will receive an amount in cash equal to the lesser of (i) the principal amount of the note or (ii) the conversion value, determined in the manner set forth in this prospectus supplement. If the conversion value exceeds the principal amount of the note on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000. See “Description of the Notes — Conversion Rights.” Holders who convert their notes in connection with a change in control, as defined herein, may be entitled to a make-whole premium in the form of an increase in the conversion rate. See “Description of the Notes — Adjustment To Conversion Rate — Adjustment to Conversion Rate Upon a Change in Control.”

Change in Control Redemption	Upon a change in control, as defined herein, the holders may require us to purchase for cash all or a portion of their notes at a purchase price equal to 100% of the principal amount of notes, plus accrued and unpaid interest, if any. See “Description of the Notes — Repurchase at the Option of the Holder Upon a Change in Control.”

Ranking	The notes rank:

• equal in right of payment to all of our other existing and future senior unsecured indebtedness, including any indebtedness that we may incur pursuant to the $1 billion senior unsecured revolving credit facility pursuant to a credit agreement that we entered into with certain lenders in July 2006;

• senior in right of payment to all of our existing and future subordinated indebtedness; and

• effectively subordinated in right of payment to all of our subsidiaries’ obligations (including secured and unsecured obligations) and subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

As of September 30, 2006, we had approximately $2.1 billion of unsubordinated and unsecured debt obligations. As of September 30, 2006, our subsidiaries had, exclusive of intercompany obligations, approximately $592 million of obligations.

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock pursuant to this prospectus supplement, and we will receive none of such proceeds.

DTC Eligibility	The notes were issued in fully registered book-entry form and are represented by permanent global notes without coupons. The global notes are on deposit with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC. Beneficial interests in any of the notes are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated notes, except in certain limited circumstances described herein. See “Description of the Notes — Global Notes; Book-Entry; Form.”

Absence of Listing of the Notes	Since their initial issuance, the notes have been eligible for trading in the PORTAL Market of the National Association of Securities Dealers, Inc. However, notes sold by means of this prospectus supplement will no longer be eligible for trading on the PORTAL Market. We do not intend to list the debentures on any other automated quotation system or securities exchange. Furthermore, we can provide no assurances as to the liquidity of, or trading market for, the notes.

NASDAQ Global Select Market Symbol for Common Stock	Our common stock is listed on the NASDAQ Global Select Market under the symbol “SYMC.”

Trustee	The trustee for the notes is U.S. Bank National Association.

Governing Law	The indentures and the notes are governed by the laws of the State of New York.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the notes and our common stock.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors and all other information contained or incorporated by reference in this prospectus and the accompanying prospectus before making an investment decision. The occurrence of any one or more of the following could materially adversely affect your investment in the notes or our business, financial condition, results of operations and prospects.

Risk Relating to Our Business

If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services, our business and operating results could be adversely affected.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis. We have in the past incurred, and will continue to incur, significant research and development expenses as we strive to remain competitive. New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

•	Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected

•	Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers

•	Extending the operation of our products and services to new platforms and operating systems

•	Entering into new or unproven markets with which we have limited experience

•	Managing new product and service strategies, including integrating our various security and storage technologies, management solutions, customer service, and support into unified enterprise security and storage solutions

•	Incorporating acquired products and technologies

•	Developing or expanding efficient sales channels

•	Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, we could have expended substantial resources and capital without realizing sufficient revenues in return, and our business and operating results could be adversely affected.

Fluctuations in demand for our products and services are driven by many factors and a decrease in demand for our products could adversely affect our financial results.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including competition, product obsolescence, technological change, budget constraints of our actual and potential customers, level of broadband usage, awareness of security threats to IT systems, and other factors. While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales. For example, until recently we had experienced a higher than expected rate of growth in sales of our consumer security products that we believe was spurred, in part, by several well-publicized threats to computer security. As consumer attention to security threats fluctuates, the growth rates in sales of consumer security products have been impacted. If demand for our products declines, our revenues and gross margin could be adversely affected.

We operate in a highly competitive environment, and our competitors may gain market share in the markets for our products that could adversely affect our business and cause our revenues to decline.

We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a drop in revenues that could adversely affect our business and operating results. To compete successfully, we must maintain a successful research and development effort to develop new products and services and enhance existing products and services, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategy, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored within our enterprise and consumer markets. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, we could experience a negative effect on our competitive position and our financial results.

Our traditional competitors include independent software vendors which offer software products that directly compete with our product offerings. In addition to competing with these vendors directly for sales to end users of our products, we compete with them for the opportunity to have our products bundled with the product offerings of our strategic partners such as computer hardware OEMs and ISPs. Our competitors could gain market share from us if any of these strategic partners replace our products with the products of our competitors or if they more actively promote our competitors’ products than our products. In addition, software vendors who have bundled our products with theirs may choose to bundle their software with their own or other vendors’ software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform.

We face growing competition from network equipment and computer hardware manufacturers and large operating system providers. These firms are increasingly developing and incorporating into their products data protection and storage and server management software that competes at some levels with our product offerings. Our competitive position could be adversely affected to the extent that our customers perceive the functionality incorporated into these products as replacing the need for our products. Microsoft has added remote access features to its operating systems and has made announcements of actual and anticipated product features and new product offerings that compete with a number of our product offerings. In addition, we believe that Microsoft has recently made changes to its operating systems that make it more difficult for independent security vendors to provide effective solutions for their customers. We could be adversely affected if customers, particularly consumers, perceive that features incorporated into the Microsoft operating system reduce the need for our products or if they prefer to purchase other Microsoft products that are bundled with its operating systems and compete with our products.

Many of our competitors have greater financial, technical, sales, marketing, or other resources than we do and consequently may have an ability to influence customers to purchase their products instead of ours. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete.

If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our products to their customers, our operating results could be adversely affected.

We sell our consumer products to individuals and small offices/home offices around the world through multi-tiered sales and distribution networks. Sales through these different channels involve distinct risks, including the following:

Direct Sales.  A significant portion of our revenues from enterprise products is derived from sales by our direct sales force to end-users. Special risks associated with this sales channel include:

•	Longer sales cycles associated with direct sales efforts

•	Difficulty in hiring, retaining, and motivating our direct sales forces

•	Substantial amounts of training for sales representatives to become productive, including regular updates to cover new and revised products

Indirect Sales Channels.  A significant portion of our revenues is derived from sales through indirect channels, including distributors that sell our products to end-users and other resellers. This channel involves a number of risks, including:

•	Our lack of control over the timing of delivery of our products to end-users

•	Our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers

•	Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause

•	Our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors

OEM Sales Channels.  A significant portion of our revenues is derived from sales through our OEM partners that incorporate our products into, or bundle our products with, their products. Our reliance on this sales channel involves many risks, including:

•	Our lack of control over the shipping dates or volume of systems shipped

•	Our OEM partners are generally not subject to minimum sales requirements or any obligation to market our products to their customers

•	Our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due, among other things, to an increasingly competitive relationship with certain partners

•	Sales through our OEM partners are subject to changes in strategic direction, competitive risks, and other issues that could result in reduction of OEM sales

•	The development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no associated revenues

•	The time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our products may make it more difficult to introduce those products to the market

•	Our OEM partners may develop, market, and distribute their own products and market and distribute products of our competitors, which could reduce our sales

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. Some of our distribution partners have experienced financial difficulties in the past, and if our partners suffer financial difficulties in the future, we may have reduced sales or increased bad debt expense that could adversely affect our operating results. In addition, reliance on multiple channels subjects us to events that could cause unpredictability in demand, which could increase the risk that we may be unable to plan effectively for the future, and could result in adverse operating results in future periods.

We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.

We have in the past acquired, and we expect to acquire in the future, other businesses, business units, and technologies. Acquisitions involve a number of special risks and challenges, including:

•	Complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies into our existing business, sales force, employee base, product lines, and technology

•	Diversion of management time and attention from our existing business and other business opportunities

•	Loss or termination of employees, including costs associated with the termination or replacement of those employees

•	Assumption of debt or other liabilities of the acquired business, including litigation related to alleged liabilities of the acquired business

•	The incurrence of additional acquisition-related debt as well as increased expenses and working capital requirements

•	Dilution of stock ownership of existing stockholders, or earnings per share

•	Increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act

•	Substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense

Integrating acquired businesses has been and will continue to be a complex, time consuming, and expensive process, and can impact the effectiveness of our internal control over financial reporting. For example, in fiscal year 2006, our management identified a material weakness in our internal control over financial reporting that was largely related to Symantec having insufficient personnel resources with adequate expertise to properly manage the increased volume and complexity of income tax matters arising from the acquisition of Veritas.

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or undergo other adverse effects that we currently do not foresee. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions. In addition, because acquisitions of high technology companies are inherently risky, no assurance can be given that our previous or future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition.

Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.

We derive a substantial portion of our revenues from customers located outside of the U.S. and we have significant operations outside of the U.S., including engineering, sales, customer support, and production. We plan to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

•	Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights

•	Requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations

•	Regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications

•	Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the U.S.

•	Fluctuations in currency exchange rates and economic instability such as higher interest rates in the U.S. and inflation that could reduce our customers’ ability to obtain financing for software products or that could make our products more expensive in certain countries

•	Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations

•	Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable

•	Difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries

•	Difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations

•	Seasonal reductions in business activity in the summer months in Europe and in other periods in other countries

•	Reduced sales due to the failure to obtain any required export approval of our technologies, particularly our encryption technologies

•	Costs and delays associated with developing software in multiple languages

•	Political unrest, war, or terrorism, particularly in areas in which we have facilities

A significant portion of our transactions outside of the U.S. are denominated in foreign currencies. Accordingly, our future operating results will continue to be subject to fluctuations in foreign currency rates. We may be negatively affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales.

We receive significant tax benefits from sales to our non-U.S. customers. These benefits are contingent upon existing tax regulations in the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

Because we offer very complex products, undetected errors, failures, or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures, or bugs in our products. Our customers’ computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by us and others, errors, failures, or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and have experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures, or bugs in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others. Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer’s systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

If we are unable to attract and retain qualified employees, lose key personnel, fail to integrate replacement personnel successfully, or fail to manage our employee base effectively, we may be unable to develop new and enhanced products and services, effectively manage or expand our business, or increase our revenues.

Our future success depends upon our ability to recruit and retain our key management, technical, sales, marketing, finance, and other critical personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans, and recent changes in accounting rules require us to treat the issuance of employee stock options and other forms of equity-based compensation as compensation expense. As a result, we may decide to issue fewer equity-based incentives and may be impaired in our efforts to attract and retain necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

Key personnel have left our company in the past and there likely will be additional departures of key personnel from time to time in the future. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

We are a party to several class action and derivative action lawsuits, which could require significant management time and attention and result in significant legal expenses, and which could, if not determined favorably, negatively impact our business, financial condition, results of operations, and cash flows.

We have been named as a party to several class action and derivative action lawsuits, and we may be named in additional litigation. The expense of defending such litigation may be costly and divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. In addition, an unfavorable outcome in such litigation could negatively impact our business, results of operations, and cash flows.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers.

In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms or at all, and may expose us to additional liability. This liability, or our inability to use any of this third party software, could result in shipment delays or other disruptions in our business that could materially and adversely affect our operating results.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Our software and underlying technology are proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute, and sell our proprietary information without authorization. Third parties may also develop similar or superior technology independently, by designing around our patents. Our shrink-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system, and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, alone or through our alliances with the Business Software Alliance (BSA), or the Software & Information Industry Association (SIIA), could be costly, may distract management from day-to-day operations, and may lead to additional claims against us, which could adversely affect our operating results.

Some of our products contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called “open source” licenses, which may include, by way of example the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), the Mozilla Public License, the BSD License, and the Apache License. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Our software products and website may be subject to intentional disruption that could adversely impact our reputation and future sales.

Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our website and misappropriate proprietary information or cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Our activities could be adversely affected and our reputation and future sales harmed if these intentionally disruptive efforts are successful.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results.

We offer technical support services with many of our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our customers. Further customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results.

We have outsourced a substantial portion of our worldwide consumer support functions to third party service providers. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts, or otherwise fail to perform at a sufficient level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

Accounting charges may cause fluctuations in our quarterly financial results.

Our financial results have been in the past, and may continue to be in the future, materially affected by non-cash and other accounting charges, including:

•	Amortization of intangible assets, including acquired product rights

•	Impairment of goodwill

•	Stock-based compensation expense, including charges related to our adoption in the first quarter of fiscal 2007 of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, which materially increased the stock-based compensation expense included in our results of operations

•	Restructuring charges and reversals of those charges

•	Impairment of long-lived assets

For example, in connection with our acquisition of Veritas, we have recorded approximately $2.8 billion of intangible assets, including acquired product rights, and $8.6 billion of goodwill. We have recorded and will continue to record future amortization charges with respect to a portion of these intangible assets and stock-based compensation expense related to the stock options to purchase Veritas common stock assumed by us. In addition, we will evaluate our long-lived assets, including property and equipment, goodwill, acquired product rights, and other intangible assets, whenever events or circumstances occur which indicate that these assets might be impaired. Goodwill is evaluated annually for impairment in the fourth quarter of each fiscal year or more frequently if events and circumstances warrant. The foregoing types of accounting charges may also be incurred in connection with or as a result of other business acquisitions. The price of our common stock could decline to the extent that our financial results are materially affected by the foregoing accounting charges.

Our effective tax rate may increase, which could increase our income tax expense and reduce our net income.

Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

•	Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates

•	Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings

•	Changes in accounting and tax treatment of stock-based compensation

•	The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods

•	Tax assessments, or any related tax interest or penalties, could significantly affect our income tax expense for the period in which the settlements take place

The price of our common stock could decline to the extent that our financial results are materially affected by an adverse change in our effective tax rate.

We report our results of operations based on our determinations of the amount of taxes owed in the various tax jurisdictions in which we operate. From time to time, we receive notices that a tax authority to which we are subject has determined that we owe a greater amount of tax than we have reported to such authority, and we are regularly engaged in discussions, and sometimes disputes, with these tax authorities. We are engaged in disputes of this nature at this time. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be adversely affected.

We have not historically maintained substantial levels of indebtedness, and our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities

In June 2006, we sold $2.1 billion in aggregate principal amount of the convertible senior notes offered hereby. As a result of the sale of the notes we have a substantially greater amount of long term debt than we have maintained in the past. In addition, we have entered into a credit facility with a borrowing capacity of $1 billion. While we have no current plan to borrow funds under such a credit facility, its availability would allow us immediate access to domestic funds if we identify opportunities for its use. Our maintenance of substantial levels of debt could adversely affect our flexibility to take advantage of certain corporate opportunities and could adversely affect our financial condition and results of operations.

Fluctuations in our quarterly financial results have affected the price of our common stock in the past and could affect our stock price in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control and which could adversely affect our operations and operating results. In addition, our acquisition of Veritas makes it more difficult for us to predict, and securities analysts to develop expectations regarding, our future financial results due to the risks associated with the complexity of our combined business and the integration of our management teams and operations. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business, and the markets for our products may cause our quarterly financial results to fluctuate, including:

•	Reduced demand for any of our products

•	Entry of new competition into our markets

•	Competitive pricing pressure for one or more of our classes of products

•	Our ability to timely complete the release of new or enhanced versions of our products

•	The number, severity, and timing of threat outbreaks (e.g. worms and viruses)

•	Our resellers making a substantial portion of their purchases near the end of each quarter

•	Enterprise customers’ tendency to negotiate site licenses near the end of each quarter

•	Cancellation, deferral, or limitation of orders by customers

•	Fluctuations in foreign currency exchange rates

•	Movement in interest rates

•	The rate of adoption of new product technologies and new releases of operating systems

•	Weakness or uncertainty in general economic or industry conditions in any of the multiple markets in which we operate that could reduce customer demand and ability to pay for our products and services

•	Political and military instability, which could slow spending within our target markets, delay sales cycles, and otherwise adversely affect our ability to generate revenues and operate effectively

•	Budgetary constraints of customers, which are influenced by corporate earnings and government budget cycles and spending objectives

•	Disruptions in our highly automated business operations caused by, among other things,

•	Earthquakes, floods, or other natural disasters affecting our headquarters located in Silicon Valley, California, an area known for seismic activity, or our other locations worldwide

•	Acts of war or terrorism

•	Intentional disruptions by third parties

Any of the foregoing factors could cause the trading price of our common stock to fluctuate significantly.

Our stock price may be volatile in the future, and you could lose the value of your investment.

The market price of our common stock has experienced significant fluctuations in the past and may continue to fluctuate in the future, and as a result you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

•	Announcements of quarterly operating results and revenue and earnings forecasts by us that fail to meet or be consistent with our earlier projections or the expectations of our investors or securities analysts

•	Announcements by either our competitors or customers that fail to meet or be consistent with their earlier projections or the expectations of our investors or securities analysts

•	Rumors, announcements, or press articles regarding our operations, management, organization, financial condition, or financial statements

•	Changes in revenue and earnings estimates by us, our investors, or securities analysts

•	Accounting charges, including charges relating to the impairment of goodwill

•	Announcements of planned acquisitions by us or by our competitors

•	Announcements of new or planned products by us, our competitors, or our customers

•	Gain or loss of a significant customer

•	Inquiries by the SEC, NASDAQ, law enforcement, or other regulatory bodies

•	Acts of terrorism, the threat of war, and other crises or emergency situations

•	Economic slowdowns or the perception of an oncoming economic slowdown in any of the major markets in which we operate

The stock market in general, and the market prices of stocks of technology companies in particular, have experienced extreme price volatility that has adversely affected, and may continue to adversely affect, the market price of our common stock for reasons unrelated to our business or operating results.

We are currently implementing information systems enhancements, and problems with the design or implementation of these enhancements could interfere with our business and operations.

We are currently in the process of significantly enhancing our information systems. The implementation of significant enhancements is frequently disruptive to the underlying business of an enterprise, which may especially be the case for us due to the size and complexity of our businesses. Any disruptions relating to our systems enhancements, particularly any disruptions impacting our operations during the implementation period, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, and otherwise run our business. Even if we do not encounter these adverse effects, the implementation may be much more costly than we anticipated. If we are unable to successfully implement the information systems enhancements as planned, our financial position, results of operations, and cash flows could be negatively impacted.

Risks Relating to the Notes

The notes are structurally subordinated. This may affect your ability to receive payments on the notes.

The notes are obligations exclusively of Symantec Corporation, a Delaware corporation. During the fiscal year ended March 31, 2006 and the six-months ended September 30, 2006, our subsidiaries earned 63% and 68% of our consolidated revenues, respectively. We conduct a significant portion of our operations through our subsidiaries. Our cash flow and our ability to service our debt, including the notes, depend to an important extent upon the earnings of our subsidiaries, and the distribution of earnings, loans or other payments by those subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and taxes on distributions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and other business considerations.

Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and preferred shareholders, if any. The notes do not restrict the ability of our subsidiaries to incur additional liabilities.

The convertible note hedge transactions, as well as the warrant transactions, may affect the value of the notes and our common stock.

In connection with the sale of the notes, we entered into convertible note hedge transactions with certain of the initial purchasers of the notes or their affiliates, referred to as the Hedge Participants. We entered into these convertible note hedge transactions to offset the dilution of our common stock otherwise resulting from conversion of the notes. We also entered into warrant transactions with the Hedge Participants. We believe that the Hedge Participants hold shares of our common stock to hedge against their participation in these transactions.

The Hedge Participants have advised us that they are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes or termination of the convertible note hedge transactions by purchasing and selling shares of our common stock. The Hedge Participants have advised us that they or their affiliates might make such modifications during the conversion reference period for the conversion of notes. In addition, we will exercise options we hold under these convertible note hedge transactions whenever notes are converted. We expect that in order to unwind their hedge positions with respect to those exercised options, that during conversion reference periods the Hedge Participants or their affiliates will sell shares of our common stock in secondary market transactions or unwind various over-the-counter derivative transactions with respect to our common stock, which may reduce the value of the notes being converted. We expect that the effect of the Hedge Participants’ actions would be magnified if we were to settle a conversion of notes entirely in cash.

The effect, if any, of these transactions on the market price for our common stock will depend on market conditions and cannot be ascertained at this time, but any of these activities could reduce the value of our common stock, and therefore the notes as well.

An active trading market for the notes may not exist.

The notes are new issues of securities for which there is no market. Since their initial sale, the notes have been eligible for trading on PORTAL; however, upon their registration, the notes will cease to be traded on PORTAL. We have not listed the notes on a securities exchange, and we have no plans to do so. At the time of the initial offering of the notes in June 2006, we were advised by certain of the initial purchasers of the notes that they intended to make a market in the notes; however, the initial purchasers are not obligated to make a market in the notes and may cease to do so at any time, for any reason or for no reason, and without notice. In addition, market making activity by the initial purchasers is subject to the limits imposed by the Securities Act and the Exchange Act. If the initial purchasers of the notes cease to act as market makers for the notes, we cannot assure you that another firm or person will make a market in the notes.

Even if a trading market for the notes exists, it may not be liquid. The liquidity of any market for the notes will depend on the number of holders of the notes, our results of operations and financial condition, prevailing interest rates, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors.

Fluctuations in the trading price of our common stock may prevent you from being able to convert the notes, may impact the trading price of the notes and may make the notes more difficult to resell.

Until the period prior to maturity, the ability of a holder of the notes to convert the notes is conditioned on the closing price of our common stock reaching a specified threshold, the trading price of the notes being below a specified price or the occurrence of specified corporate transactions, such as a change in control. If the closing price threshold for conversion of the notes is satisfied during a calendar quarter, holders may convert the notes only during the subsequent calendar quarter. If such closing price and trading price thresholds are not satisfied and none of the specified corporate transactions that would permit a holder to convert notes occurs, holders would not be able to convert notes except during a specified period prior to their applicable maturity dates.

Because the notes may be convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes and could limit the amount of cash payable upon conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

The make-whole premium that may be payable upon a change in control may not adequately compensate you for the lost option time value of your notes as a result of such change in control.

If you convert notes in connection with a change in control, we may be required to issue a make-whole premium by increasing the conversion rate applicable to your notes, as described under “Description of the Notes — Adjustment To Conversion Rate — Adjustment to Conversion Rate Upon a Change in Control.” While these increases in the applicable conversion rate are designed to compensate you for the lost option time value of your notes as a result of a change in control, such increases are only an approximation of such lost value and may not adequately compensate you for such loss. Our obligation to increase the conversion rate could be considered a penalty, in which case the enforceability of this obligation would be subject to general principles of reasonableness of economic remedies.

Because your right to require our repurchase of the notes is limited, the market prices of the notes may decline if we enter into a transaction that is not a change in control under the indentures.

The term “change in control” is limited and may not include every event that might cause the market prices of the notes to decline or result in a downgrade of the credit rating of the notes. Our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes — Redemption at the Option of the Holder.”

Holders of the notes are not entitled to any rights with respect to our common stock, but are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes to our common stock that might be adopted by the holders of our common stock to curtail or eliminate any of the powers, preferences or special rights of our common stock, or impose new restrictions or qualifications upon our common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common stock upon conversion of your notes, you will not be entitled to vote on the amendment, though you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The U.S. federal income tax consequences of converting the notes into a combination of our common stock and cash are uncertain.

If we choose to deliver a combination of our common stock and cash to you upon the conversion of the notes, the U.S. federal income tax treatment of the conversion is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into a combination of cash and common stock. A discussion of the U.S. federal income tax consequences of ownership and disposition of the notes is contained under the heading “Certain U.S. Federal Income Tax Considerations.”

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution. In addition, holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding taxes (including backup withholding taxes or withholding taxes for payments to foreign persons). See the discussions under the headings “Certain U.S. Federal Income Tax Considerations — Consequences to U.S. Holders Constructive Distributions” and “Certain U.S. Federal Income Tax Considerations — Consequences to Non-U.S. Holders — Dividends and Constructive Distributions” for more details.

We may not be able to raise the funds necessary to finance a change in control purchase or to make the payments due upon conversion or at maturity.

Upon the occurrence of a change in control, holders of notes may require us to purchase their notes. In addition, we will be required to make cash payments to holders on conversion of the notes and upon the maturity of the notes. However, it is possible that we would not have sufficient funds to make the required purchase of notes or to make cash payments on conversion or at maturity. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indentures. See “Description of the Notes — Redemption at the Option of the Holder.” Similarly, if we default under any existing credit facilities to which we may be a party, we may be unable to make any cash payments due upon conversion, upon a change in control or upon the maturity of the notes.

The change in control purchase feature of the notes may delay or prevent an otherwise beneficial attempt to take over our company.

The terms of the notes require us to purchase the notes for cash in the event of a change in control. A takeover of our company would trigger the requirement that we purchase the notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

USE OF PROCEEDS

The proceeds from the sale of the notes and the common stock offered pursuant to this prospectus supplement are solely for the account of the selling securityholders. Accordingly, we will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus supplement.

DESCRIPTION OF THE NOTES

We issued the 2011 notes and the 2013 notes under separate indentures between us and U.S. Bank National Association as trustee. As used in this description of the notes, the words “we,” “us,” “our” or “Symantec” refer only to Symantec Corporation, a Delaware corporation, and do not include any of our current or future subsidiaries. We have summarized below the material provisions of each indenture, the notes and the registration rights agreement (as defined below). The following description is not complete and is subject to, and qualified by reference to, all of the provisions of each indenture, the notes and the registration rights agreement, which we urge you to read because they define your rights as a note holder. Copies of each indenture, including forms of the notes, and the registration rights agreement that we entered into with the initial purchasers of the notes on June 16, 2006, or the “registration rights agreement,” are available upon request to us. See “Where You Can Find Additional Information” in the accompanying prospectus.

General

The 2011 notes are limited to $1.1 billion aggregate principal amount. The 2011 notes will mature on June 15, 2011, unless earlier converted or repurchased.

The 2013 notes are limited to $1.0 billion aggregate principal amount. The 2013 notes will mature on June 15, 2013, unless earlier converted or repurchased.

The notes are issued in denominations of $1,000 or in integral multiples of $1,000. The notes are payable at the principal corporate trust office of the paying agent, which is currently an office or agency of the trustee.

The notes are general unsecured obligations of Symantec. The notes currently rank:

•	equal in right of payment to all of our other existing and future senior unsecured indebtedness, including any indebtedness that we may incur pursuant to the $1 billion senior unsecured revolving credit facility pursuant to a credit agreement that we entered into with certain lenders in July 2006;

•	senior in right of payment to all of our existing and future subordinated indebtedness; and

•	structurally subordinated in right of payment to all of our subsidiaries’ existing and future obligations (including secured and unsecured obligations) and effectively subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

As of September 30, 2006, we had approximately $2.1 billion of unsubordinated and unsecured debt obligations. As of September 30, 2006, our subsidiaries had, exclusive of intercompany obligations, approximately $592 million of obligations.

The 2011 notes bear cash interest at the rate of 0.75% per year and the 2013 notes bear cash interest at the rate of 1.00% per year. Interest on the notes accrues from the issue date, or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2006, to holders of record at the close of business on the June 1 or the December 1 immediately preceding such interest payment date. Each payment of cash interest on the notes includes interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if none, the scheduled original issuance date) through the day before the applicable interest payment date (or purchase date). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest is calculated using a 360-day year composed of twelve 30-day months. A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. Interest will cease to accrue on a note upon its maturity, conversion or purchase by us at the option of a holder.

Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar currently are the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

We may, without the consent of the holders, reopen the notes and issue additional notes under the applicable indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

Conversion Rights

General

Holders may convert their 2011 notes prior to maturity based on an initial conversion rate of 52.2951 shares of our common stock, par value $0.01 per share, per $1,000 principal amount of 2011 notes (equivalent to an initial conversion price (as defined below) of approximately $19.12 per share), only if the conditions for conversion described below are satisfied. Holders may convert their 2013 notes prior to maturity based on an initial conversion rate of 52.2951 shares of our common stock per $1,000 principal amount of 2013 notes (equivalent to an initial conversion price of approximately $19.12 per share), only if the conditions for conversion described below are satisfied.

The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.

Holders who convert will receive cash and may, at our option as described below, also receive shares of our common stock. The conversion rate will be subject to adjustment as described in “Adjustment to Conversion Rate” below. A note for which a holder has delivered a change in control purchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the applicable indenture. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate (as defined below).

The “applicable conversion rate” means the conversion rate on any trading day (as defined below).

The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the applicable indenture to convert such note.

Upon conversion, a holder will receive, for each $1,000 principal amount of notes surrendered for conversion:

•	cash in an amount equal to the lesser of (i) $1,000 and (ii) the conversion value, as defined below (the “required cash amount”); and

•	if the conversion value is greater than $1,000, a number of shares of our common stock, (the “remaining shares”) equal to the sum of the daily share amounts (as defined below) for each of the twenty consecutive trading days in the conversion reference period (as defined below), subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below.

“Conversion value” means the average of the products for each trading day of the conversion reference period of (i) the applicable conversion rate for such day multiplied by (ii) the volume weighted average price (as defined below) per share of our common stock on such day.

The “daily share amount” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(volume weighted average price per share for such trading day × conversion rate in effect on the trading day) − $1000 volume weighted average price per share for such trading day × 20

The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page SYMC <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized investment banking firm retained for this purpose by us.

A “trading day” is any day on which (i) there is no market disruption event (as defined below) and (ii) the NASDAQ Global Select Market or the Nasdaq Global Market (together formerly known as the Nasdaq National Market) or, if our common stock is not listed on the NASDAQ Global Select Market or the NASDAQ Global Market, the principal national securities exchange on which our common stock is listed, is open for trading or, if the common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

A “market disruption event” means the occurrence or existence for more than one half hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the NASDAQ Global Select Market and the NASDAQ Global Market or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

The “conversion reference period” means:

•	for notes that are converted during the period beginning on the 23rd scheduled trading day prior to the maturity date of the applicable notes, the twenty consecutive trading days beginning on, and including, the 20th scheduled trading day prior to the maturity date; and

•	in all other instances, the twenty consecutive trading days beginning on the third trading day following the conversion date.

By the close of business on the business day prior to the first scheduled trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”) and we will notify you of such cash percentage by notifying the trustee (the “cash percentage notice”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (i) the cash percentage, (ii) the daily share amount for such trading day and (iii) the volume weighted average price of our common stock for such trading day. The number of shares deliverable in respect of each business day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the close of business on the trading day prior to the scheduled first trading day of the applicable conversion reference period, we must settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares as described below. We may, at our option, revoke any cash percentage notice by notifying the trustee; provided that we revoke such notice by the close of business on the business day prior to the scheduled first trading day of the applicable conversion reference period.

The cash and any shares of our common stock due upon conversion of the notes will be delivered through the conversion agent as promptly as practicable following the end of the conversion reference period applicable to the notes being converted.

A holder of a note otherwise entitled to a fractional share will receive cash based on the arithmetic average of the volume weighted average price of our common stock for each of the twenty consecutive trading days of the conversion reference period (“the average price”).

Upon determining that the holders are entitled to convert their notes in accordance with the provisions described below, we will promptly (i) issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information or (ii) provide notice to the holders of the notes in a manner contemplated by the applicable indenture, including through the facilities of the DTC.

While we will be required to make the cash payments described above upon conversions of notes, it is possible that we will not be able to do so when required.

Holders may surrender their notes for conversion at the applicable conversion rate under any of the following circumstances:

•	conversion based on common stock price;

•	conversion based on satisfaction of trading price condition;

•	conversion upon occurrence of specified corporate transactions; and

•	conversion during period prior to maturity.

Conversion Based on Common Stock Price

Holders may surrender notes for conversion in any calendar quarter commencing at any time after June 30, 2006 and only during such calendar quarter, if the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the conversion price per share of common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”

The current conversion trigger price of the 2011 notes is $24.86, which is 130% of the initial conversion price per share of common stock. The foregoing conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.

The current conversion trigger price of the 2013 notes is $24.86, which is 130% of the initial conversion price per share of common stock. The foregoing conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.

The conversion agent will, on our behalf, determine at the beginning of each calendar quarter commencing at any time after June 30, 2006 (through the calendar quarter ending March 31, 2011 with respect to the 2011 notes and through the calendar quarter ending March 31, 2013 with respect to the 2013 notes) whether the notes are convertible as a result of the price of our common stock and notify us and the trustee.

The “closing price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the NASDAQ Global Select Market or the NASDAQ Global Market. If our common stock is not listed for trading on a United States national or regional securities exchange and not reported by the NASDAQ Global Select Market or the NASDAQ Global Market on the relevant date, the “closing price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized investment banking firms selected by us for this purpose.

Conversion Upon Satisfaction of Trading Price Condition

Holders may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes was less than 98% of the product of the closing price of our common stock and the conversion rate for such date, subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing price of our common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing price of our common stock and the conversion rate.

Conversion Upon Occurrence of Specified Corporate Transactions

If we elect to distribute to all holders of our common stock:

•	certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days of the record date for such distribution, our common stock at less than the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution, or

•	cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (i) and (ii) of the second paragraph under “Adjustment to Conversion Rate — General”), which distribution, together with all other such distributions within the preceding twelve months, has a per share value exceeding 10% of the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution, we must notify the holders of the notes at least 20 trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at that time. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.

In addition, if a change in control (as defined below) occurs or if we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date which is 15 trading days prior to the anticipated effective time of the transaction until 35 trading days after the actual date of such transaction (or, if such transaction also constitutes a change in control, until the change in control purchase date (as defined below)). After the effective time of the transaction, the conversion value and the daily share amount will be based on the kind and amount of cash, securities or other assets of Symantec or another person that a holder of our common stock received in the transaction (or, if the transaction provides the holders of our common stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the weighted average of the types and amounts of consideration received by the holders of our common stock); provided that, for the avoidance of doubt, the conversion value will be paid in cash and at our election, cash, common stock or a combination of cash and common stock in accordance with the applicable procedures set forth under “Conversion Rights — General.” We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction but in no event less than 20 trading days prior to the anticipated effective date of such transaction.

In the case of any change in control, (i) the conversion rate will be adjusted as set forth below under “Adjustment to Conversion Rate Upon a Change in Control” and (ii) the holder can require us to purchase all or a portion of its notes as described under “Repurchase at the Option of the Holder Upon a Change in Control.”

Conversion During Period Prior to Maturity

Notwithstanding anything herein to the contrary, holders may surrender the 2011 notes for conversion at any time on or after April 5, 2011 and the 2013 notes for conversion at any time on or after April 5, 2013, in each case until the close of business on the business day immediately preceding the applicable maturity date.

Conversion Procedures

To convert a note represented by a global security, a holder must convert by book-entry transfer to the conversion agent through the facilities of the DTC.

To convert a note that is represented by a certificated security (as defined below), a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsement and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of a note, a holder will not receive, except as described below, any cash payment representing accrued interest. Instead, accrued interest will be deemed paid by the cash and/or shares of common stock, if any, received by the holder on conversion. Delivery to the holder of such cash and/or shares will thus be deemed:

•	to satisfy our obligation to pay the principal amount of a note; and

•	to satisfy our obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment; provided that no such payment need be made:

•	in connection with any conversion following the regular record date immediately preceding the maturity date;

•	if we have specified a change in control purchase date that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

Symantec will not be required to convert any notes that are surrendered for conversion without payment of interest as required by this paragraph.

Adjustment to Conversion Rate

General

The conversion rate on the applicable notes will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving cash or cash and shares of our common stock, upon surrendering notes for conversion, see “Certain U.S. Federal Income Tax Considerations.”

We will adjust the conversion rate on the applicable notes if any of the following events occur:

(i) We issue dividends or distributions on shares of our common stock payable in shares of common stock.

(ii) We subdivide, combine or reclassify shares of our common stock.

(iii) We distribute to all holders of shares of our common stock certain rights to purchase shares of our common stock for a period expiring within 60 days after the record date for such distribution at less than the average of the closing prices for the five consecutive trading days immediately preceding the first public announcement of the distribution.

(iv) We distribute to all holders of shares of our common stock our capital stock, assets (including shares of any subsidiary or business unit of ours but excluding distributions described in (i) above) or debt securities or certain rights to purchase our securities (excluding any rights described in clause (iii) above and any cash dividends or other cash distributions), in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•	the numerator of which will be the current market price (as defined below) of our common stock and

•	the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights so distributed applicable to one share of our common stock.

With respect to an adjustment pursuant to this clause (iv) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of, or similar interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•	the numerator of which will be the sum of (1) the average of the closing prices of the capital stock or other similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the five trading days commencing on and including the fifth trading day after the date on which “ex-dividend” trading commences for such dividend or other distribution on the principal national securities exchange or inter-dealer quotation system on which such securities are then listed or trades plus (2) the average of the closing prices of our common stock over the five trading days commencing and including the fifth trading day after the date on which “ex-dividend” trading commences for such dividend or distribution on the principal national securities exchange or inter-dealer quotation system on which our common stock is then listed or traded, and

•	the denominator of which will be the average of the closing prices of our common stock over the five trading days commencing and including the fifth trading day after the date on which “ex-dividend” trading commences for such dividend or distribution on the principal national securities exchange or inter-dealer quotation system on which our common stock is then listed or traded.

(v) We distribute cash dividends or other cash distributions to all or substantially all holders of our common stock, other than (1) distributions described in clause (vi) below or (2) any dividend or distribution in connection with our liquidation, dissolution or winding up, in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution.

(vi) We or any of our subsidiaries distribute cash or other consideration in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer, in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•	the numerator of which will be the sum of (1) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (2) the product of the number of shares of our common stock outstanding, less any such purchased shares, and the closing price of our common stock on the trading day following the expiration of the tender or exchange offer and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day following the expiration of the tender or exchange offer.

“Current market price” of our common stock on any day means the average of the closing price per share of our common stock for each of the 5 consecutive trading days ending on the earlier of the day in question and the day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation.

“Ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

In the event we elect to make a distribution described in clause (iii), (iv) or (v) of the preceding paragraph which, in the case of (iv) or (v), has a per share value equal to more than 10% of the closing price of shares of our common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 trading days prior to the ex-dividend date for such distribution. See “Conversion Upon Occurrence of Specified Corporate Transactions” above.

No adjustment to the conversion rate will be made if holders of the applicable notes will participate in the transaction without conversion or in certain other cases.

If the shareholders rights plan under which any rights are issued provides that each share of common stock issued upon conversion of notes at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, there shall not be any adjustment to the conversion privilege or conversion rate. If prior to any conversion the rights have separated from the common stock, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, our assets, debt securities or rights as described in clause (iv) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding anything in this section “Adjustment to Conversion Rate” to the contrary, we will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. In addition, we will make any carry forward adjustments not otherwise effected upon required purchases of the notes in connection with a change in control, and on April 5, 2011 for the 2011 notes and on April 5, 2013 for the 2013 notes. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.

The conversion rate shall not exceed 64.0615 shares per $1,000 principal amount of the 2011 notes or the 2013 notes on account of adjustments to the conversion rate described in “Adjustment to Conversion Rate Upon a Change in Control,” subject to the adjustments set forth in clauses (i) through (vi) above. Further, notwithstanding anything in this section “Adjustment To Conversion Rate” to the contrary (subject only to the provisions of the second succeeding sentence), the conversion rate shall not exceed 98.5690 per $1,000 principal amount of the 2011 notes or the 2013 notes, equivalent to a conversion price of $10.15 per share of common stock (which reflects the exercise of the Initial Purchasers’ over-allotment option with respect to the 2011 notes), other than as a result of proportional adjustments to the conversion rate in the manner set forth in clauses (i) through (iv) above (the limitations on the conversion rate set forth in this sentence are herein referred to as the “Conversion Rate Cap”). Accordingly, other than as a result of such proportional adjustments (subject only to the provisions of the next succeeding sentence), in no event will the shares issuable upon conversion of the notes exceed 20% of our common stock outstanding before the issuance of the notes. The Company has agreed that it will not take any action described in paragraphs (v) or (vi) above if, as a result of such action, the conversion rate adjustment that would otherwise be made pursuant to the provisions of (v) or (vi) would be limited by the Conversion Rate Cap, unless such action would not result in a violation of NASD Rule 4350 as such rule or successor to such rule may be then in effect and interpreted by the NASD (or any similar rule of any other stock exchange which is the primary exchange upon which the Company’s common stock is listed). If such action would not result in a violation of NASD Rule 4350, or any successor rule or similar rule of any other stock exchange which is the primary exchange upon which the Company’s common stock is then listed, then the Conversion Rate Cap shall not apply to such action taken by the Company.

Treatment of Reference Property

In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, if you convert your notes on or after the effective date of any such event, you will receive in connection with any such conversion:

•	cash in an amount equal to the required cash amount; and

•	in lieu of the remaining shares otherwise deliverable, if any, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant event (“reference property”), cash and at our election, cash, or a combination of cash and reference property, at our election, in accordance with the applicable procedures set forth under “Conversion Rights — General.”

The amount of cash and any reference property you receive will be based on the daily share amounts and volume weighted average prices of reference property, and the applicable conversion rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock upon the occurrence of such event.

Adjustment to Conversion Rate Upon a Change in Control

If a change in control (as defined below) occurs and a holder elects to convert its notes in connection with such change in control, we will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock (the “make-whole shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such a change in control transaction if the notice of conversion of the notes is received by the conversion agent from and including the effective date of the change in control transaction up to and including the trading day prior to the related change in control purchase date.

The number of make-whole shares will be determined by reference to the table below and is based on the date on which such change in control transaction becomes effective (the “change in control effective date”) and the price paid per share of our common stock in the change in control (in the case of a change in control described in the second bullet of the definition thereof), or in the case of all other changes in control, the average of the closing prices per share of our common stock over the five trading-day period ending on the trading day preceding the effective date of such other change in control (the “stock price”). If holders of our common stock receive only cash in the case of a change in control described in the second bullet of the definition of “change in control” set forth below under “Repurchase at the Option of the Holder Upon a Change in Control,” the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing prices per share of our common stock over the five trading-day period ending on the trading day preceding the effective date of the change in control.

The stock prices set forth in the first row of the 2011 Notes Make-Whole Table and the 2013 Notes Make-Whole Table below will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the applicable conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the applicable conversion rate as so adjusted. In addition, the number of make-whole shares will be subject to adjustment in the same manner as the applicable conversion rate as set forth above under “Adjustment To Conversion Rate-General.”

2011 Notes Make-Whole Table

The following table sets forth the stock price and number of make-whole shares of our common stock to be added to the conversion rate per $1,000 principal amount of 2011 notes:

	Stock Price
Effective Date	$15.61	$17.50	$19.00	$20.50	$22.00	$24.00	$26.00	$28.00	$30.00	$32.00

June 16, 2006	11.7664	8.7941	7.0541	5.7103	4.6630	3.6060	2.8302	2.2551	1.8254	1.5022
June 15, 2007	11.7664	8.7659	6.9077	5.4875	4.3936	3.3059	2.5231	1.9550	1.5405	1.2368
June 15, 2008	11.7664	8.6069	6.6133	5.1125	3.9763	2.8724	2.1011	1.5602	1.1801	0.9133
June 15, 2009	11.7664	8.2097	6.0544	4.4721	3.3098	2.2254	1.5082	1.0359	0.7277	0.5294
June 15, 2010	11.7664	7.3165	4.9353	3.2820	2.1526	1.2017	0.6582	0.3595	0.2053	0.1350
June 15, 2011	11.7664	4.8478	0.3365	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•	If the stock price is between two stock price amounts in the applicable table or the effective date is between two dates in the applicable table, the make-whole shares issued upon conversion of the applicable notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	If the stock price is in excess of $32.00 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2011 notes; and

•	If the stock price is less than $15.61 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2011 notes.

2013 Notes Make-Whole Table

The following table sets forth the stock price and number of make-whole shares of our common stock to be added to the conversion rate per $1,000 principal amount of 2013 notes:

	Stock Price
Effective Date	$15.61	$17.50	$19.00	$20.50	$22.00	$24.00	$26.00	$28.00	$30.00	$32.00

June 16, 2006	11.7664	9.1172	7.5474	6.3166	5.3415	4.3367	3.5795	3.0018	2.5564	2.2100
June 15, 2007	11.7664	9.1423	7.4817	6.1881	5.1705	4.1309	3.3562	2.7722	2.3278	1.9869
June 15, 2008	11.7664	9.1207	7.3587	5.9971	4.9355	3.8632	3.0755	2.4911	2.0539	1.7248
June 15, 2009	11.7664	9.0189	7.1432	5.7092	4.6043	3.5055	2.7142	2.1400	1.7209	1.4138
June 15, 2010	11.7664	8.7896	6.7821	5.2705	4.1261	3.0143	2.2377	1.6933	1.3110	1.0430
June 15, 2011	11.7664	8.3181	6.1529	4.5633	3.3961	2.3077	1.5885	1.1158	0.8081	0.6112
June 15, 2012	11.7664	7.3451	4.9578	3.3011	2.1704	1.2203	0.6793	0.3842	0.2341	0.1680
June 15, 2013	11.7664	4.8478	0.3365	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•	If the stock price is between two stock price amounts in the applicable table or the effective date is between two dates in the applicable table, the make-whole shares issued upon conversion of the applicable notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	If the stock price is in excess of $32.00 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2013 notes; and

•	If the stock price is less than $15.61 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2013 notes.

The adjustments described in this section are subject to the limitations described above under “Adjustment To Conversion Rate — General.”

Our obligation to deliver the make-whole shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Repurchase at the Option of the Holder Upon a Change in Control

In the event of any change in control, each holder will have the right, at the holder’s option, subject to the terms and conditions of the applicable indenture, to require us to purchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount at a price (the “change in control purchase price”) equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the change in control purchase date unless the change in control purchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date). Upon a valid exercise of such an option, we will be required to purchase the notes as of the date that is no later than 35 trading days after the occurrence of such change in control (a “change in control purchase date”).

As promptly as practicable following the date we publicly announce such change in control but in no event less than 15 days prior to the anticipated effective date of a change in control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the change in control, which notice shall state, among other things, as applicable:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which the purchase right may be exercised;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the applicable indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

•	if certificated notes have been issued, the certificate number of the notes (or, if your notes are not certificated, your notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the indentures and the notes.

A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	the certificate numbers of the notes being withdrawn (or, if your notes are not certificated, your notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, of the notes that remain subject to a change in control purchase notice.

Our obligation to pay the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with all necessary endorsements and compliance by the holder with all DTC procedures, as applicable, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such note will be made on the third business day following the later of the change in control purchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the change in control purchase price of the note on the third business day following the change in control purchase date in accordance with the terms of the applicable indenture, then, immediately after the change in control purchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

A “change in control” means the following events:

•	any person or group, other than Symantec, its subsidiaries or any employee benefit plan of Symantec or its subsidiaries, files a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, disclosing that such person has become the beneficial owner of shares with a majority of the total voting power of all of our outstanding voting securities that are entitled to vote generally in the election of our board of directors (“Voting Securities”), unless such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act; or

•	Symantec consolidates with or merges with or into another person (other than a subsidiary of Symantec), or sells, conveys, transfers or leases all or substantially all of its properties and assets to any person (other than a subsidiary of Symantec), or any person (other than a subsidiary of Symantec) consolidates with or merges with or into Symantec, and the outstanding Voting Securities of Symantec are reclassified into, converted for or converted into the right to receive any property or security, provided that none of these circumstances will be a change in control if persons that beneficially own the Voting Securities of Symantec immediately prior to the transaction own, directly or indirectly, a majority of the Voting Securities of the surviving or transferee person immediately after the transaction in substantially the same proportion as their ownership of Symantec Voting Securities immediately prior to the transaction.

For purposes of defining a change in control:

•	the term “person” and the term “group” have the meanings given by Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

•	the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

•	the term “beneficial owner” is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.

Notwithstanding the foregoing, it will not constitute a change in control if at least 90% of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights and cash payment of the required cash payment, if any) in the transaction or transactions constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the NASDAQ Global Select Market or NASDAQ Global Market, or which will be so traded or quoted when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock.

In connection with any purchase offer in the event of a change in control, to the extent required by applicable law, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	otherwise comply with all federal and state securities laws as necessary under the applicable indenture to effect a change in control purchase of notes by us at the option of a holder.

No notes may be purchased by us at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Change in control repurchase rights could discourage a potential acquirer. However, this change in control repurchase feature is not the result of our knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by us to adopt a series of anti-takeover provisions. The term “change in control” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. For example, we could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes, but that would increase the amount of our outstanding indebtedness or the outstanding indebtedness of our subsidiaries. Our obligation to offer to repurchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to redeem the notes in the event of a change in control. If a change in control were to occur, we may not have enough funds to pay the repurchase price for all the tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under some circumstances, or expressly prohibit our repurchase of the notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the applicable indenture, which might constitute a default under the terms of our other indebtedness.

Events of Default and Acceleration

The following are events of default under each indenture:

•	default in payment of the principal amount or change in control purchase price with respect to any note when such becomes due and payable;

•	default in payment of any interest due on the notes, which default continues for 30 days;

•	our failure to give timely notice of a change in control;

•	our failure to comply with any of our other agreements in the notes or the applicable indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the 2011 notes or 2013 notes, as applicable, then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	(i) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the applicable indenture means obligations (other than nonrecourse obligations) of Symantec for borrowed money or evidenced by bonds, notes or similar instruments (“Indebtedness”) in an amount in excess of $100.0 million and continuance of such failure, or (ii) the acceleration of indebtedness in an amount in excess of $100.0 million because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the 2011 notes or 2013 notes, as applicable, then outstanding. However, if any such failure or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

•	certain events of bankruptcy or insolvency affecting us or any of our “significant subsidiaries” (as such term is defined under Regulation S-X under the Securities Act).

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the 2011 notes or 2013 notes, as applicable, then outstanding may declare the principal amount of the 2011 notes or 2013 notes, as applicable, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the notes and any unpaid interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indentures at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction. Except to enforce the right to receive payment of principal or interest, when due, no holder may institute any proceeding, judicial or otherwise, with respect to the indentures or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the notes, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•	holders of at least 25% in aggregate principal amount of outstanding 2011 notes or 2013 notes, as applicable, have made written request to the trustee to pursue the remedy;

•	holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

•	the trustee has not complied with such request within 60 days after the receipt of the notice, request and the offer of indemnity; and

•	during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding 2011 notes or 2013 notes, as applicable, have not given the trustee a direction that is inconsistent with such written request.

Subject to certain restrictions, the holders of a majority in aggregate principal amount of the outstanding 2011 notes or 2013 notes, as applicable, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Each indenture provides that if an event of default has occurred and is continuing, the Trustee shall exercise those rights and powers vested in it by the Indenture, the trustee will be required in the exercise of its powers to use the same degree of care and skill as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of 2011 notes or 2013 notes, as applicable, not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must send notice of the default to each holder notice of the default within 90 days after it occurs, unless the default has been cured. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, within 120 days after the end of each fiscal year, we must deliver to the trustee an officer’s certificate indicating whether we have fulfilled our obligations under the Indentures or, if there has been a default, specifying the default and its nature and status.

The sole remedy for any violation of any obligations we may be deemed to have pursuant to section 314(a)(1) of the Trust Indenture Act shall be the accrual of additional interest on the notes (in the manner forth below under “Registration Rights” as if such deemed violation were a “registration default”) at a rate of 0.25% per annum, payable semiannually. In no event shall additional interest accrue at a per annum rate in excess of 0.25% per annum pursuant to both the indentures and the registration rights agreement, regardless of the number of events or circumstances giving rise to the requirement to pay such additional interest.

Mergers and Sales of Assets

The indentures provide that we may consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, provided that:

•	the resulting, surviving or transferee person (if other than Symantec) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all our obligations under the notes and the applicable indenture;

•	Symantec or such successor is not immediately thereafter in default under the applicable indenture; and

•	other conditions described in the applicable indenture are met.

Upon the assumption of our obligations by such person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indentures. Although such transactions are permitted under the indentures, certain of the foregoing transactions occurring could constitute a change in control, permitting each holder to require us to purchase the notes of such holder as described above.

Modification

We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the applicable indenture or modify the rights of the holders of the 2011 notes or 2013 notes, as applicable, with the consent of the holders of at least a majority in principal amount of the 2011 notes or 2013 notes, as applicable, then outstanding. However, without the consent of each holder affected thereby, no supplemental indenture may:

•	reduce the principal amount of, change in control purchase price with respect to or any interest (including additional interest) on any note;

•	make any note payable in any currency or securities other than that stated in the note;

•	change the stated maturity of any note;

•	make any change that adversely affects the right of a holder to convert any note;

•	make any change that adversely affects the right to require us to purchase a note;

•	impair the right to convert or receive payment with respect to the notes or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

•	change the provisions in the applicable indenture that relate to modifying or amending the provisions of the applicable indenture described above.

Without the consent of any holder of 2011 notes or 2013 notes, as applicable, we and the trustee may enter into supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the applicable indenture;

•	to evidence a successor to us and the assumption by that successor of our obligations under the applicable indenture and the 2011 notes or 2013 notes, as applicable;

•	to secure our obligations in respect of the 2011 notes or 2013 notes, as applicable, and the applicable indenture;

•	to add guarantees with respect to notes;

•	to add to our covenants for the benefit of the holders of the 2011 notes or 2013 notes, as applicable, or to surrender any right or power conferred upon us;

•	to make any changes to comply with the Trust Indenture Act, or any amendment thereto, or to comply with any requirement of the SEC in connection with the qualification of the applicable indenture under the Trust Indenture Act; and

•	to make any change that does not materially adversely affect the rights of any holder of the notes.

No amendment to cure any ambiguity, defect or inconsistency in the indentures made solely to conform the indentures to the description of the notes contained in this prospectus supplement will be deemed to adversely affect the interests of the holders of the notes.

The holders of a majority in principal amount of the outstanding 2011 notes or 2013 notes, as applicable, may, on behalf of the holders of such notes, waive any existing or past default under the applicable indenture and its consequences, except an uncured default in the payment of the principal amount, accrued and unpaid interest or change in control purchase price or in respect of any provision which under the applicable indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indentures

We may satisfy and discharge our obligations under the applicable indenture by delivering to the trustee for cancellation all outstanding 2011 notes or 2013 notes, as applicable, or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the 2011 notes or 2013 notes, as applicable, have become due and payable, whether at stated maturity, or a change in control purchase date, or upon conversion or otherwise, cash, shares of common stock (solely to satisfy outstanding conversions, if applicable) or government obligations (in each case pursuant to the terms of the indentures) sufficient to pay all of the outstanding notes and paying all other sums payable under the indentures by us.

Calculations in Respect of Notes

We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, conversion value, the conversion date, the volume weighted average price, the conversion reference period, the trading prices of the notes, the closing price, the conversion price, the required cash amount, the applicable conversion rate and the number of shares of common stock, if any, to be issued upon conversion of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Information Concerning the Trustee

U.S. Bank National Association is the trustee, registrar, paying agent and conversion agent. In addition, the trustee is a lender under our five year credit facility, which is dated as of July 12, 2006 and has a borrowing capacity of $1 billion. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing Law

The indentures and the notes are governed by, and construed in accordance with, the law of the State of New York.

Global Notes; Book-Entry; Form

The notes are in the form of global securities. The global securities are on deposit with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, each global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global securities directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global securities is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the applicable global security for all purposes under the applicable indenture and the 2011 notes or 2013 notes, as applicable. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Except as set forth below, as an owner of a beneficial interest in a global security, you will not be entitled to have the notes represented by a global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under a global security. We understand that under existing industry practice, if an owner of a beneficial interest in a global security desires to take action that DTC, as the holder of the global securities, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal and interest (including any additional interest) on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest (including additional interest) of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participant. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the applicable global security is credited and only in respect of such portion of the aggregate principal amount of 2011 notes or 2013 notes, as applicable, as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global securities or ceases to be a clearing agency and we do not appoint a successor depositary or clearing agency within 90 days after receiving notice from DTC or becoming aware that DTC is no longer a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants and which will be legended, if required. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

We are a party to a registration rights agreement with the initial purchasers. Pursuant to the registration rights agreement, we agreed to file, at our expense, with the SEC, subject to certain conditions set forth below, the shelf registration statement to which this prospectus supplement relates covering resales by holders of all notes and the common stock issuable upon conversion of the notes. We will use our reasonable efforts to:

•	cause such shelf registration statement to become effective no later than December 13, 2006 (the “shelf effectiveness deadline”); and

•	keep the shelf registration statement effective until June 16, 2008; or until the earlier of (i) the sale or transfer pursuant to the shelf registration statement of the notes and the common stock issuable upon conversion of the notes, and (ii) the date when holders, other than holders that are our “affiliates,” of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise.

We are permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 90 consecutive days or an aggregate of 120 days in any twelve-month period. We need not specify the nature of the event giving rise to a suspension in any notice of a suspension provided to the holders.

If:

•	the registration statement shall cease to be effective or fail to be usable without being succeeded within seven business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•	the prospectus is unusable for a period longer than the period permitted by the preceding paragraph,

each a “registration default,” additional interest will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured or the date such notes are no longer required to bear a restrictive legend. Additional interest will accrue at an additional rate per year equal to 0.25% of the principal amount of the notes.

In no event will additional interest accrue at a rate per year exceeding 0.25% of the issue price of the notes and no additional interest will accrue after June 16, 2008. We will have no other liabilities for monetary damages with respect to any registration default. If a holder has converted some or all of its notes into common stock, the holder will not be entitled to receive any additional interest with respect to such common stock or the principal amount of the notes converted.

Except as otherwise noted, all references in this prospectus supplement to the payment of interest on the notes include the payment of additional interest, if applicable.

We will provide to each registered holder copies of the prospectus and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes.

This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which is available from us upon request as described in the accompanying prospectus under “Where You Can Find Additional Information.”

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, as amended, and our bylaws, each of which has been publicly filed with the SEC. See “Where You Can Find Additional Information” in the accompanying prospectus.

As of November 24, 2006, our authorized capital stock consists of:

•	3,000,000,000 shares of common stock, par value $0.01 per share;

•	1,000,000 shares of preferred stock, par value $0.01 per share, of which 375,000 shares are designated as Series A Junior Participating Preferred Stock; and

•	1 share of Special Voting Stock, par value $1.00 per share.

As of November 24, 2006, there were 928,516,893 shares of common stock issued and outstanding. No shares of our preferred stock or Special Voting Stock are outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share held on all matters submitted to a vote of Symantec stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of our preferred stock outstanding at the time, if any, holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the time and in amounts as may be determined by our board from time to time. Upon a liquidation, dissolution or winding-up of the company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock outstanding at that time after payment of any liquidation preferences on any outstanding preferred stock, if any. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Preferred Stock

Our board of directors is authorized to establish out of our authorized shares of preferred stock one or more classes or series of preferred stock having the designation, powers, preferences, rights, qualifications, limitations and restrictions, the board of directors may determine. As of November 24, 2006, 375,000 shares have been reserved and designated Series A Junior Participating Preferred Stock, none of which are issued or outstanding.

The issuance of preferred stock may have the effect of delaying or preventing a change in control of us without further action by our shareholders. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.

Rights Agreement and Series A Junior Participating Preferred Stock

Under a Rights Agreement, dated as of August 12, 1998, by and between Symantec and BankBoston, N.A., as rights agent, all of our stockholders receive along with each share of common stock a preferred share purchase right entitling them, under certain circumstances, to purchase from us one eight-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share, at a fixed price subject to adjustment. Initially, the rights are attached to outstanding certificates representing our common stock, and no separate certificates representing the rights were distributed. The rights will separate from our common stock, be represented by separate certificates and will become exercisable upon the earlier of:

•	ten days following a public announcement or disclosure that a person or group has acquired beneficial ownership of 20% or more of our outstanding common stock; or

•	ten business days after someone announces they intend to commence a tender offer or exchange offer for 20% or more of our outstanding common stock.

If the rights become exercisable, each right (other than rights held by an acquiring party) will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of our common stock having a then-current value of twice the exercise price of the right. If, after the rights become exercisable, we agree to merge into another entity or we sell more than 50% of our assets, each right (other than rights held by an acquiring party) will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of our common stock having a then-current value of twice the exercise price.

We may exchange the rights at a ratio of one share of common stock for each right (other than rights held by an acquiring party) at any time after a person or group acquires 20% or more of our common stock but before such person acquires 50% or more of our common stock. We may also redeem the rights at our option at a price of $0.001 per right at any time before a person or group has acquired 20% or more of Symantec’s common stock. Unless our board of directors extends the expiration date, the rights expire on the earliest of August 12, 2008, an exchange or redemption of the rights as described above or the closing of a merger as described above.

Anti-Takeover Provisions

The provisions of the Delaware General Corporation Law, or DGCL, and our certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of Symantec.

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, Symantec has not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire Symantec.

Convertible Bond Hedge

In connection with the sale of the notes to the initial purchasers of the notes, we entered into convertible note hedge transactions with respect to our common stock with certain of the initial purchasers or their affiliates, referred to as the Hedge Participants, providing for a call option requiring the Hedge Participants to deliver to us cash and/or stock upon conversion of the notes by holders of the notes. The call option is only exercisable by us upon a conversion of one or more notes, and upon exercise the counterparty will deliver to us a combination of cash and common stock equal to and in the same proportions as the combination of cash and common stock that we deliver under the notes that are converted.

Warrants

We also entered into warrant transactions with the Hedge Participants. The warrants issued to the Hedge Participants entitle the Hedge Participants to purchase a number of shares of common stock equal to the number of such shares initially issuable under the notes, with a strike price of $27.3175. The warrants are exercisable over the period beginning six months after the date of issuance of the warrants and ending on their expiration dates in 2011 and 2013, and will be exercised automatically upon their expiration if on such date the price of the common stock exceeds the strike price. The warrant will be settled on a net exercise basis. That is, at the time of exercise of the warrant, we will owe the Hedge Participants net shares of common stock, not offset by our exercise of the call option, in an amount based on the excess of our then current stock price over the strike price of the warrant.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations of the purchase, ownership and disposition of notes and the shares of common stock into which the notes may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986, applicable regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus supplement, any of which may subsequently be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary deals only with a note or share of common stock held as a capital asset. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	tax consequences to persons holding notes or shares of our common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	tax consequences to investors in pass-through entities;

•	tax consequences to certain former citizens or residents of the United States;

•	alternative minimum tax consequences, if any;

•	any state, local or foreign tax consequences; and

•	estate or gift taxes, if any.

If a partnership (for U.S. federal income tax purposes) holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

In this discussion, we use the term “U.S. holder” to refer to a beneficial owner of notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (whether or not also created or organized in a foreign jurisdiction);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

We use the term “non-U.S. holder” to describe a beneficial owner (other than a partnership) of notes or shares of common stock received upon conversion of the notes that is not a U.S. holder.

You should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other relevant taxing jurisdiction.

Consequences to U.S. Holders

Payment of Interest

Interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s usual method of accounting for tax purposes.

Additional Payments

We may be required to pay additional amounts to a U.S. holder in certain circumstances described above under the heading “Description of Notes — Registration Rights.” Because we believe the likelihood that we will be obligated to make any such additional payments on the notes is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments. As such, a U.S. holder would be required to include in income such additional amounts at the time payments are received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to challenge successfully our determination and the notes were treated as contingent payment debt instruments, U.S. holders would be required, among other things, to accrue interest income at a rate higher than the stated interest rate on the notes, treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and treat the entire amount of recognized gain upon a conversion of notes as taxable. Our determination that the notes are not contingent payment debt instruments is binding on U.S. holders unless they disclose their contrary positions to the IRS as prescribed by applicable U.S. Treasury regulations.

Market Discount

A U.S. holder that acquires a note at a “market discount,” that is, at a price less than the note’s stated redemption price at maturity (generally, the sum of all payments required under the note other than payments of stated interest), may be affected by the market discount rules of the Internal Revenue Code. Subject to a de minimis exception, the market discount rules generally require a U.S. holder who acquires a note at a market discount to treat any principal payment on the note and any gain recognized on any disposition of the note as ordinary income to the extent of the accrued market discount, not previously included in income, at the time of such principal payment or note disposition. In general, the amount of market discount that has accrued is determined on a straight-line basis over the remaining term of the note as of the time of acquisition, or, at the election of the holder, on a constant yield basis. Such an election applies only to the note with respect to which it is made and may not be revoked.

A U.S. holder of a note acquired at a market discount also may elect to include the market discount in income as it accrues, rather than deferring the income inclusion until the time of a principal payment or note disposition. If a U.S. holder so elects, the rules discussed above with respect to ordinary income recognition resulting from the payment of principal on a note or the disposition of a note would not apply, and the holder’s tax basis in the note would be increased by the amount of the market discount included in income at the time it accrues. This election would apply to all market discount obligations acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and could not be revoked without the consent of the IRS.

A U.S. holder may be required to defer until maturity of the note (or, in certain circumstances, its earlier disposition) the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless the holder elects to include market discount in income on a current basis.

Upon the conversion of a note into cash and common stock, any accrued market discount on the note not previously included in income will be carried over to the common stock received upon conversion of the note, and any gain recognized upon the disposition of such common stock will be treated as ordinary income to the extent of such accrued market discount.

Amortizable Bond Premium

If a U.S. holder acquires a note for a price that is in excess of the note’s stated redemption price at maturity, the U.S. holder generally will be considered to have acquired a note with “amortizable bond premium.” Amortizable bond premium, however, does not include any premium attributable to the conversion feature of the note. A U.S. holder may elect to amortize amortizable bond premium on a constant yield basis. The amount amortized in any year generally will be treated as a deduction against the holder’s interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest income allocable to that year, the excess is allowed as a deduction for that year but only to the extent of the holder’s prior inclusions of interest income (net of any deductions for bond premium) with respect to the note. The premium on a note held by a U.S. holder that does not make the amortization election will decrease the gain or increase the loss otherwise recognizable on the disposition of the note. The election to amortize the premium on a constant yield basis generally applies to all bonds held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Redemption or Other Taxable Disposition of Notes

Except as provided below under “Consequences to U.S. Holders — Conversion of Notes,” a U.S. holder will generally recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon such sale, redemption or other taxable disposition and such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally be equal to the amount that such U.S. holder paid for the note, increased by the amount of any accrued market discount previously included in the holder’s income, and decreased by the amount of any amortizable bond premium previously deducted by the holder. Subject to the discussion above regarding market discount, any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such capital gain or loss will be a long-term capital gain or loss. Otherwise, such capital gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring in taxable years beginning on or after January 1, 2011. A U.S. holder’s ability to deduct capital losses may be limited. A U.S. holder who sells the notes at a loss which, in the aggregate, exceeds certain thresholds may be required to file a disclosure statement with the IRS.

Conversion of Notes

If a U.S. holder receives solely cash in exchange for notes upon conversion, the U.S. holder’s gain or loss will be determined in the same manner as if the U.S. holder disposed of the notes in a taxable disposition (as described above under “Consequences to U.S. Holders — Sale, Redemption or Other Taxable Disposition of Notes”). The tax treatment of a conversion of a note into cash and common stock is uncertain and U.S. holders should consult their tax advisors regarding the consequences of such a conversion.

Treatment as a Recapitalization.  If we pay a combination of cash and stock in exchange for notes upon conversion, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that, as a result, the exchange would be treated as a recapitalization (although we cannot guarantee that the IRS will not challenge this conclusion). Subject to the discussion above regarding market discount, in such case, capital gain, but not loss, would be recognized equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such) over a U.S. holder’s adjusted tax basis in the notes, but in no event will the gain recognized (other than gain in respect of fractional shares) exceed the amount of cash received (excluding amounts attributable to accrued interest and cash in lieu of fractional shares). Subject to the discussion above regarding market discount, the amount of capital gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. holder would receive in respect of the fractional share and the portion of the U.S. holder’s adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. holder’s holding period for shares of common stock would include the period during which the U.S. holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Alternative Treatment as Part Conversion and Part Redemption.  If the conversion of a note into cash and common stock were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxed in the manner described under “Consequences to U.S. Holders — Sale, Redemption or Other Taxable Disposition of Notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the common stock received would be treated as having been received upon a conversion of the note, which generally would not be taxable to a U.S. holder except to the extent of any common stock received with respect to accrued interest. In such case, the U.S. holder’s tax basis in the note would generally be allocated pro rata among the common stock received, the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Distributions

Distributions made on our common stock generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, with respect to dividends received by individuals, for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances, as described in “Description of the Notes — Adjustment to Conversion Rate.” Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. holder generally will be deemed to have received a distribution even if the U.S. holder has not received any cash or property as a result of such adjustments. Any such deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the description above under “Distributions.” A constructive dividend deemed paid to a U.S. holder may be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. Corporate holders may be entitled to claim the dividends received deduction with respect to any such constructive dividends. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay backup withholding taxes on behalf of a U.S. holder (because such U.S. holder failed to establish an exemption from backup withholding taxes), we may, at our option, set-off any such payment against payments of cash and common stock payable on the notes to the extent required by law (or, in certain circumstances, against any payments on the common stock).

Sale, Certain Redemptions or Other Taxable Dispositions of Common Stock

Subject to the discussion above regarding market discount, upon the sale, certain redemptions or other taxable dispositions of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations. A U.S. holder who sells shares of common stock at a loss which, in the aggregate, exceeds certain thresholds may be required to file a disclosure statement with the IRS.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). A backup withholding tax will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest

A payment of interest (including additional interest if we fail to maintain the registration of the notes as agreed) to a non-U.S. holder will not be subject to U.S federal withholding tax provided that:

•	interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the non-U.S. holder is not a bank whose receipt of interest on a note is described in section 881(c) (3) (A) of the Code; and

•	(a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or other applicable form)) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfies the certification requirements of applicable Treasury regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities.

If a non-U.S. holder does not satisfy the requirements described above, payments of interest will be subject to U.S. federal withholding tax at a 30% rate, unless the non-U.S. holder provides us with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and is includible in the non-U.S. holder’s gross income for the taxable year. Although a non-U.S. holder that provides us with a properly executed IRS Form W-8ECI (or other applicable form) will be exempt from the 30% withholding tax with respect to a payment of interest, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis at the graduated individual or corporate rates applicable to a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends and Constructive Distributions

Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “Consequences to U.S. Holders — Constructive Distributions” above) will be subject to withholding tax at a 30% rate, or the lower rate under an applicable treaty if the non-U.S. holder provides us with a properly executed IRS Form W-8BEN, unless the non-U.S. holder provides us with a properly executed IRS Form W-8ECI (or other applicable form). Dividends that are effectively connected with the conduct of a trade or business within the United States and includible in the non-U.S. holder’s gross income are not subject to the withholding tax (assuming proper certification and disclosure), but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set-off any such payment against payments of cash and common stock payable on the notes to the extent required by law (or, in certain circumstances, against any payments on the common stock).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock

Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable disposition of common stock or a note or on the conversion of a note into cash or into a combination of cash and stock will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, the gain realized by the non-U.S. holder is considered U.S. source income under the Code, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period or the 5-year period ending on the date of disposition of the notes or common stock, as the case may be; provided, that as long as our common stock is regularly traded on an established securities market, a non-U.S. holder would not be subject to taxation under this rule if the non-U.S. holder has not owned more than 5% of our common stock, more than 5% of the notes or notes worth more than 5% of the aggregate value of our common stock at any time during such 5-year or shorter period. Certain attribution rules apply in determining ownership for this purpose. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in the first bullet point above, he or she will be subject to tax on the net gain derived from the sale, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates. If a non-U.S. holder is a foreign corporation described in the first bullet point above, it will be subject to tax on its net gain generally in the same manner as if it were a U.S. person as defined under the Code and, in addition, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, or at such lower rate as may be specified by an applicable income tax treaty. If a non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to tax at a rate of 30% (or at such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, redemption, conversion or other taxable disposition even though such holder is not considered a resident of the United States. The amount of such gain may be offset by the non-U.S. holder’s U.S. source capital losses. Any common stock which a non-U.S. holder receives on the conversion of a note that is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “Consequences to Non-U.S. Holders — Payments of Interest.”

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest and dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under “Consequences to Non-U.S. Holders — Payments of Interest” has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

SELLING SECURITYHOLDERS

We originally issued the notes to the initial purchasers, which are Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, Banc of America Securities LLC, and J.P. Morgan Securities Inc., in transactions exempt from the registration requirements of the Securities Act. The initial purchasers resold the notes to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell the notes and the common stock into which the notes are convertible. Our registration of the notes and the shares of common stock issuable upon conversion of the notes does not necessarily mean that the selling securityholders will sell all or any of the notes or the common stock.

Except as set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates. The following table sets forth certain information as of December 7, 2006, except where otherwise noted, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time by each selling securityholder with this prospectus supplement and accompanying prospectus. The information is based on information provided by or on behalf of the selling securityholders.

We have assumed for purposes of the table below that the selling securityholders will sell all of their notes and common stock issuable upon conversion of the notes pursuant to this prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned. Because the selling securityholders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales. Information about the selling securityholders may change over time. In particular, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided to us information regarding their notes. Any changed or new information given to us by the selling securityholders will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

Citibank, N.A. is party to certain convertible note hedge transactions and warrant transactions with us and is a selling securityholder. In addition, JPMorgan Chase Bank, N.A. is a lender and the Administrative Agent, Citicorp USA, Inc. is a lender and the Syndication Agent, each of Morgan Stanley Bank and UBS Loan Finance LLC is a Co-Documentation Agent, each of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. is a Joint Bookrunner and Joint Lead Arranger, and each of Morgan Stanley Bank, UBS Loan Finance LLC, BNP Paribas, Wells Fargo Bank N.A., and HSBC Bank USA, N.A. is a lender, under our five year credit facility which has a borrowing capacity of $1 billion and is dated as of July 12, 2006, and each such entity is also a selling securityholder.

Unless otherwise indicated below, to our knowledge, no selling securityholder named in the table below beneficially owns one percent or more of our common stock, assuming conversion of a selling securityholder’s notes.

						Number of
	Principal		Principal		Number of	Shares of
	Amount of		Amount of		Shares of	Common
	2011 Notes	Percentage	2013 Notes	Percentage	Common	Stock	Natural
	Beneficially	of 2011	Beneficially	of 2013	Stock	Beneficially	Person(s)
	Owned and	Notes	Owned and	Notes	Issuable That	Owned	with Voting or
	Offered	Outstanding	Offered	Outstanding	May be	After the	Investment
Name of Selling Securityholder(1)	(USD)	(%)	(USD)	(%)	Offered(2)(3)	Offering (4)	Power

1976 Distribution Trust FBO A. R. Lauder	—	—	6,000	*	313	—	Tracy Maitland
2000 Revocable Trust FBO A. R. Lauder	—	—	5,000	*	261	—	Tracy Maitland
Acuity Master Fund	4,000,000	*	—	—	209,180	—	David J. Harris and Howard Needle
Advent Convertible Master Fund LP	—	—	4,507,000	*	235,694	—	Tracy Maitland
Alcon Laboratories	—	—	551,000	*	28,814	—	Tracy Maitland
Alexandra Global Master Fund Ltd.	25,000,000	2.3%	—	—	1,307,377	—	(5)
Allstate Insurance Company(++)(6)	—	—	11,500,000	1.2%	601,393	—	(29)
American Beacon Funds	480,000	*	—	—	25,101	—	Nick Calamos
Arctos Partners Inc.(++)	17,000,000	1.5%	—	—	889,016	—	(29)
Argent Classic Convertible Arbitrage Fund L.P.	—	—	8,890,000	*	464,903	—	Nathaniel Brown and Robert Richardson
Argent Classic Convertible Arbitrage Fund II, L.P.	—	—	2,050,000	*	107,204	—	Nathaniel Brown and Robert Richardson
Argent Classic Convertible Arbitrage Fund Ltd.	—	—	66,940,000	6.7%	3,500,633	—	Nathaniel Brown and Robert Richardson
Argent LowLev Convertible Arbitrage Fund Ltd.	—	—	8,870,000	*	463,857	—	Nathaniel Brown and Robert Richardson
Argent LowLev Convertible Arbitrage Fund, LLC	—	—	360,000	*	18,826	—	Nathaniel Brown and Robert Richardson
Argent LowLev Convertible Arbitrage Fund II, LLC	—	—	230,000	*	12,027	—	Nathaniel Brown and Robert Richardson
Argentum Multi-Strategy Fund Ltd — Classic	—	—	1,000,000	*	52,295	—	Nathaniel Brown and Robert Richardson
Aristeia International Limited	30,800,000	2.8%	22,000,000	2.2%	2,761,181	—	(7)
Aristeia Partners LP	4,200,000	*	3,000,000	*	376,524	—	(7)
Arkansas Pers	2,700,000	*	—	—	141,196	—	Ann Houlihan
Arkansas Teachers Retirement	—	—	5,415,000	*	283,177	—	(8)

						Number of
	Principal		Principal		Number of	Shares of
	Amount of		Amount of		Shares of	Common
	2011 Notes	Percentage	2013 Notes	Percentage	Common	Stock	Natural
	Beneficially	of 2011	Beneficially	of 2013	Stock	Beneficially	Person(s)
	Owned and	Notes	Owned and	Notes	Issuable That	Owned	with Voting or
	Offered	Outstanding	Offered	Outstanding	May be	After the	Investment
Name of Selling Securityholder(1)	(USD)	(%)	(USD)	(%)	Offered(2)(3)	Offering (4)	Power

Arlington County Employees Retirement System	—	—	790,000	*	41,313	—	Tracy Maitland
Astrazeneca Holdings Pension	359,000	*	—	—	18,773	—	(29)
Attorney’s Title Insurance Fund	100,000	*	—	—	5,229	—	Ann Houlihan
Aventis Pension Master Trust	640,000	*	—	—	33,468	—	Nick Calamos
B.C. McCabe Foundation	100,000	*	—	—	5,229	—	Maren Lindstrom
Bancroft Fund Ltd.	—	—	1,000,000	*	52,295	—	(29)
Baptist Health of South Florida	—	—	880,000	*	46,019	—	(8)
Barclays Capital Securities Limited(+)	20,000,000	1.8%	—	—	1,045,902	—	(29)
Black Diamond Convertible Offshore LDC	2,000,000	*	—	—	104,590	—	Clint D. Carlson
Black Diamond Offshore Ltd.	1,695,000	*	1,204,000	*	151,603	—	Clint D. Carlson
BMO Nesbitt Burns Inc.(+)	—	—	5,000,000	*	261,475	—	(29)
BNP Paribas Arbitrage(++)	5,000,000	*	—	—	261,475	—	(29)
Boilermakers-Blacksmith Pension Trust	4,350,000	*	—	—	227,483	—	Nick Calamos
Boilermakers-Blacksmith Pension Trust	3,550,000	*	—	—	185,647	—	Ann Houlihan
British Virgin Islands Electricity Corporation	—	—	14,000	*	732	—	Tracy Maitland
British Virgin Islands Social Security Board	—	—	182,000	*	9,517	—	Tracy Maitland
CALAMOS Convertible Fund — CALAMOS Investment Trust	13,900,000	1.3%	—	—	726,901	—	Nick Calamos
CALAMOS Global Growth & Income Fund — CALAMOS Investment Trust	9,600,000	*	—	—	502,032	—	Nick Calamos
CALAMOS Growth & Income Fund — CALAMOS Investment Trust	105,000,000	9.5%	—	—	5,490,985	—	Nick Calamos
CALAMOS Growth & Income Portfolio — CALAMOS Advisors Trust	630,000	*	—	—	32,945	—	Nick Calamos
Canadian Imperial Holdings Inc.(++)	—	—	20,000,000	2.0%	1,045,902	—	(29)
CC Arbitrage, Ltd.(++)	10,000,000	*	—	—	522,951	—	(9)
CEMEX Pension Plan	315,000	*	—	—	16,472	—	Nick Calamos
CGNU Life Fund	1,610,000	*	—	—	84,195	—	David Clott
Cheyne Fund LP	5,340,000	*	5,340,000	*	558,510	—	David Treadwell
Cheyne Leverage Fund LP	4,410,000	*	4,410,000	*	461,242	—	David Treadwell
Chrysler Corporation Master Retirement Trust(++)	5,500,000	*	—	—	287,623	—	(10)
CIP Limited Duration Fund	250,000	*	250,000	*	26,146	—	David Treadwell
Citadel Equity Fund Ltd.(++)	—	—	115,000,000	11.5	6,013,936	—	(11)
Citigroup Global Markets Inc.(+)(12)	5,375,000	*	6,200,000	*	605,315	—	(29)

						Number of
	Principal		Principal		Number of	Shares of
	Amount of		Amount of		Shares of	Common
	2011 Notes	Percentage	2013 Notes	Percentage	Common	Stock	Natural
	Beneficially	of 2011	Beneficially	of 2013	Stock	Beneficially	Person(s)
	Owned and	Notes	Owned and	Notes	Issuable That	Owned	with Voting or
	Offered	Outstanding	Offered	Outstanding	May be	After the	Investment
Name of Selling Securityholder(1)	(USD)	(%)	(USD)	(%)	Offered(2)(3)	Offering (4)	Power

City of Knoxville Pension Plan	462,000	*	—	—	24,160	—	Nick Calamos
City of Shreveport (LA) Employees Retirement System	95,000	*	—	—	4,968	—	Maren Lindstrom
City University of New York	—	—	158,000	*	8,262	—	Tracy Maitland
Class C Trading Company, Ltd.	—	—	4,070,000	*	212,841	—	Nathaniel Brown and Robert Richardson
Columbia Convertible Securities Fund	4,000,000	*	—	—	209,180	—	Yanfang (Emma) Yan
Commercial Union Life Fund	1,950,000	*	—	—	101,975	—	David Clott
Commissioners of the Land Office	825,000	*	—	—	43,143	—	Maren Lindstrom
Convertible Arbitrage Fund of a Series of Underlying Fund Trust	—	—	750,000	*	39,221	—	John Wylie, Jack Marshall, Mark Correnti and Ken Applegate
CNH CA Master Account, L.P.	5,000,000	*	5,000,000	*	522,950	—	(13)
Consolidated Fund of the R.W.Grand Lodge of F.& A.M. of Pennsylvania	125,000	*	—	—	6,536	—	Nick Calamos
Cowen and Company, LLC(+)	4,000,000	*	—	—	209,180	—	(29)
Credit Agricole Structured Asset Management	—	—	1,640,000	*	85,763	—	Nathaniel Brown and Robert Richardson
DBAG London(++)	36,025,000	3.3%	74,360,000	7.4%	5,772,593	—	(29)
Delaware Pers	1,925,000	*	—	—	100,668	—	Ann Houlihan
Delaware Public Employees Retirement System(++)	2,240,000	*	—	—	117,141	—	(10)
DellaCamera Capital Master Trust Fund, Ltd.	1,000,000	*	—	—	52,295		Ralph DellaCamera
Delta Airlines Master Trust	1,725,000	*	—	—	90,909	—	Nick Calamos
Delta Airlines Master Trust	630,000	*	—	—	32,945	—	(29)
Delta Air Lines Master Trust — CV(++)	1,005,000	*	—	—	52,556	—	(10)
Delta Pilots Disability and Survivorship Trust	790,000	*	—	—	41,313	—	Nick Calamos
Delta Pilots Disability & Survivorship Trust — CV(++)	670,000	*	—	—	35,037	—	(10)
Deutsche Bank Securities Inc.(+)	—	—	5,000,000	*	261,475	—	(29)
Dorinco Reinsurance Company	1,725,000	*	—	—	90,209	—	Nick Calamos
Double Black Diamond Offshore LDC	10,305,000	*	6,976,000	*	903,711	—	Clint D. Carlson
Ellsworth Fund Ltd.	1,000,000	*	—	—	52,295	—	(29)
Empyrean Capital Fund LP	14,031,000	1.3%	44,677,000	4.5%	3,070,140	—	Tian Xue
Empyrean Capital Overseas Benefit Plan Fund Ltd	2,939,000	*	980,000	*	204,944	—	Tian Xue

						Number of
	Principal		Principal		Number of	Shares of
	Amount of		Amount of		Shares of	Common
	2011 Notes	Percentage	2013 Notes	Percentage	Common	Stock	Natural
	Beneficially	of 2011	Beneficially	of 2013	Stock	Beneficially	Person(s)
	Owned and	Notes	Owned and	Notes	Issuable That	Owned	with Voting or
	Offered	Outstanding	Offered	Outstanding	May be	After the	Investment
Name of Selling Securityholder(1)	(USD)	(%)	(USD)	(%)	Offered(2)(3)	Offering (4)	Power

Empyrean Capital Overseas Fund, Ltd.	28,030,000	2.5%	9,343,000	*	1,954,424	—	Tian Xue
Engineers Joint Pension Fund	320,000	*	—	—	16,734	—	(8)
F.M. Kirby Foundation, Inc.(++)	980,000	*	—	—	51,249	—	(9)
Family Service Life Insur Co.(++)	100,000	*	—	—	5,229	—	John Murphy
Five Sticks, L.P.	—	—	200,000	*	10,459	—	(14)
Fore Convertible Master Fund, Ltd.(+)	1,759,000	*	3,450,000	*	272,405	—	Matthew Li
Fore Erisa Fund, Ltd.(+)	191,000	*	375,000	*	29,598	—	Matthew Li
Fore Multi Strategy Master Fund, Ltd.	1,360,000	*	1,360,000	*	142,242	—	Matthew Li
Forest Global Convertible Master Fund, L.P.	9,744,000	*	—	—	509,563	—	Michael A. Boyd
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi Strategy Segregated Portfolio	479,000	*	—	—	25,049	—	Michael A. Boyd
FPL Group Employees Pension Plan	1,040,000	*	—	—	54,386	—	(29)
GLG Global Convertible Fund	7,500,000	*	—	—	392,213	—	(32)
GLG Investments PLC-Sub Fund: GLG Global Convertible UCITS Fund	15,000,000	1.4%	—	—	784,426	—	(33)
GLG Market Neutral Fund	10,000,000	*	—	—	522,951	—	(34)
Goldman, Sachs & Co.(+)	38,150,000	3.5%	—	—	1,995,058	—	(29)
Grace Convertible Arbitrage Fund, Ltd.	—	—	5,000,000	*	261,475	—	Michael Brailov
Grady Hospital	—	—	151,000	*	7,986	—	Tracy Maitland
Guardian Life Insurance Co.(++)	7,500,000	*	—	—	392,213	—	John Murphy
Guardian Pension Trust(++)	700,000	*	—	—	36,606	—	John Murphy
HBMC Limited	15,000,000	1.4%	—	—	784,426	—	(15)
HFR CA Global Opportunity Master Trust	3,904,000	*	—	—	204,160	—	Michael A. Boyd
HFR CA Global Select Master Trust Account	—	—	1,530,000	*	80,011	—	Nathaniel Brown and Robert Richardson
HFR Convertible Arbitrage	—	—	314,000	*	16,420	—	Tracy Maitland
HFR RVA Select Performance Master Trust	676,000	*	—	—	35,351	—	Michael A. Boyd
Highbridge International LLC	80,000,000	7.3%	110,000,000	11.1%	9,936,069	—	(15)
HSBC Multistrategy Arbitrage Fund (A Subfund of the HSBC Alpha Trustfund)	1,000,000	*	—	—	52,295	—	(29)
ICI American Holdings Trust	625,000	*	—	—	32,684	—	(29)
Independence Blue Cross	—	—	751,000	*	39,273	—	Tracy Maitland
ING Equity Income Fund(+)(27)	2,647,000	*	830,000	*	181,830	—	(16)
Innovest Finanzdienstle	—	—	1,600,000	*	83,672	—	(8)

						Number of
	Principal		Principal		Number of	Shares of
	Amount of		Amount of		Shares of	Common
	2011 Notes	Percentage	2013 Notes	Percentage	Common	Stock	Natural
	Beneficially	of 2011	Beneficially	of 2013	Stock	Beneficially	Person(s)
	Owned and	Notes	Owned and	Notes	Issuable That	Owned	with Voting or
	Offered	Outstanding	Offered	Outstanding	May be	After the	Investment
Name of Selling Securityholder(1)	(USD)	(%)	(USD)	(%)	Offered(2)(3)	Offering (4)	Power

INOVA Health Care Services	580,000	*	—	—	30,331	—	Nick Calamos
INOVA Health System Retirement Plan	180,000	*	—	—	9,413	—	Nick Calamos
Institutional Benchmarks Master Fund Ltd.	1,934,000	*	—	—	101,138	—	Michael A. Boyd
International Truck & Engine Corporation Non-Contributary Retirement Plan Trust(++)	535,000	*	—	—	27,977	—	(9)
International Truck & Engine Corporation Retiree Health Benefit Trust++	320,000	*	—	—	16,734	—	(9)
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(++)	290,000	*	—	—	15,165	—	(9)
International Truck & Engine Corporation Non-Contributary Retirement Plan Trust	580,000	*	—	—	30,331	—	Maren Lindstrom
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	300,000	*	—	—	15,688	—	Maren Lindstrom
Jerome E. Hyman IRA	—	—	7,000	*	366	—	Tracy Maitland
JMG Capital Partners, LP	—	—	11,250,000	1.1%	588,319	—	(17)
JMG Triton Offshore Fund, Ltd.	—	—	11,250,000	1.1%	588,319	—	(18)
Kamunting Street Master Fund, Ltd.	27,500,000	2.5%	10,000,000	1.0%	1,961,066	—	Allan Teh
KBC Convertibles Mac28 Limited++	2,817,000	*	7,966,000	*	563,897	—	Carlo Georg
KBC Diversified Fund, a Segregated Portfolio of KBC Diversified Fund, SPC(++)	5,635,000	*	7,966,000	*	711,264	—	Carlo Georg
KBC Financial Products (Cayman Islands) Ltd.(++)	50,000,000	4.5%	25,000,000	2.5%	3,922,132	—	(19)
KBC Financial Products USA Inc.(++)	8,050,000	*	9,500,000	*	917,778	—	(20)
KeySpan Foundation	50,000	*	—	—	2,614	—	Maren Lindstrom
KeySpan Insurance Company	125,000	*	—	—	6,536	—	Maren Lindstrom
Knoxville Utilities Board Retirement System	270,000	*	—	—	14,119	—	Nick Calamos
Lord Abbett Bond Debenture Fund, Inc.	10,000,000	*	—	—	522,951	—	Maren Lindstrom
Lord Abbett Investment Trust — LA Convertible Fund	2,935,000	*	—	—	153,486	—	Maren Lindstrom
Louisiana Workers’ Compensation Corporation	340,000	*	—	—	17,780	—	Nick Calamos
Lyxor Convertible Arbitrage Fund	—	—	86,000	*	4,497	—	Tracy Maitland
Lydian Global Opportunities Master Fund Limited	20,000,000	1.8%	—	—	1,045,902	—	David Friezo

						Number of
	Principal		Principal		Number of	Shares of
	Amount of		Amount of		Shares of	Common
	2011 Notes	Percentage	2013 Notes	Percentage	Common	Stock	Natural
	Beneficially	of 2011	Beneficially	of 2013	Stock	Beneficially	Person(s)
	Owned and	Notes	Owned and	Notes	Issuable That	Owned	with Voting or
	Offered	Outstanding	Offered	Outstanding	May be	After the	Investment
Name of Selling Securityholder(1)	(USD)	(%)	(USD)	(%)	Offered(2)(3)	Offering (4)	Power

Lydian Overseas Partners Master Fund Ltd.	65,000,000	5.9%	50,000,000	5.0%	6,013,936	—	David Friezo
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	—	—	2,990,000	*	156,362	—	Nathaniel Brown and Robert Richardson
Lyxor/Forest Fund Limited	13,182,000	1.2%	—	—	689,354	—	Michael A. Boyd
Macomb County Employees’ Retirement System	610,000	*	—	—	31,900	—	Nick Calamos
Magnetar Capital Master Fund, Ltd.	5,000,000	*	—	—	261,475	—	(21)
Man Mac 1, Limited	1,140,000	*	1,140,000	*	119,232	—	Matthew Li
Maurice Kent	—	—	21,000	*	1,098	—	Tracy Maitland
Merrill Lynch International Limited(+)(28)	25,000,000	2.3%	25,000,000	2.5%	2,614,754	—	(29)
Microsoft Capital Group, L.P.(++)	550,000	*	—	—	28,762	—	(9)
Millennium Partners, L.P.(++)	4,500,000	*	—	—	235,327	—	(22)
Morgan Stanley Fundamental Value Fund(+)(27)	278,000	*	52,000	—	17,257	—	(29)
National Fuel & Gas Company Retirement Plan	450,000	*	—	—	23,532	—	Maren Lindstrom
New Orleans Firefighters	—	—	92,000	*	4,811	—	Tracy Maitland
NFS — SCI Funeral and Merchandise Fixed Common Trust	125,000	*	—	—	6,536	—	Maren Lindstrom
Nicholas Applegate U.S. Convertible Fund	—	—	460,000	*	24,055	—	(8)
North Dakota State Investment Board	900,000	*	—	—	47,065	—	Nick Calamos
Norwich Union Life and Pensions	4,200,000	*	—	—	219,639	—	David Clott
Nuveen Preferred & Convertible Income Fund JPC	8,800,000	*	—	—	460,196	—	(29)
Nuveen Preferred & Convertible Income Fund JQC	12,375,000	1.1%	—	—	647,151	—	(29)
Oakwood Assurance Company Ltd.	79,000	*	—	—	4,131	—	Nick Calamos
Oakwood Healthcare Inc. — OHP	23,000	*	—	—	1,202	—	Nick Calamos
Oakwood Healthcare Inc. Endowment/A&D	19,000	*	—	—	993	—	Nick Calamos
Oakwood Healthcare Inc. Funded Depreciation	198,000	*	—	—	10,354	—	Nick Calamos
Oakwood Healthcare Inc. Pension	355,000	*	—	—	18,564	—	Nick Calamos
Occidental Petroleum	—	—	351,000	*	18,355	—	Tracy Maitland
OCM Convertible Trust(++)	1,695,000	*	—	—	88,640	—	(9)
OCM Global Convertible Securities Fund(++)	595,000	*	—	—	31,115	—	(9)
Otterbein Homes	—	—	71,000	*	3,712	—	Tracy Maitland

						Number of
	Principal		Principal		Number of	Shares of
	Amount of		Amount of		Shares of	Common
	2011 Notes	Percentage	2013 Notes	Percentage	Common	Stock	Natural
	Beneficially	of 2011	Beneficially	of 2013	Stock	Beneficially	Person(s)
	Owned and	Notes	Owned and	Notes	Issuable That	Owned	with Voting or
	Offered	Outstanding	Offered	Outstanding	May be	After the	Investment
Name of Selling Securityholder(1)	(USD)	(%)	(USD)	(%)	Offered(2)(3)	Offering (4)	Power

Otterbein Homes Pension	—	—	24,000	*	1,255	—	Tracy Maitland
Partner Reinsurance Company Ltd.(++)	1,210,000	*	—	—	63,277	—	(9)
Partners Group Alternative Strategies PCC LTD	—	—	5,420,000	*	283,439	—	Nathaniel Brown and Robert Richardson
Pension, Hospitalization Benefit Plan of the Electrical Ind. Plan	525,000	*	—	—	27,454	—	Maren Lindstrom
Philadelphia Board of Pensions	550,000	*	—	—	28,762	—	Maren Lindstrom
Pimco Convertible Fund	—	—	500,000	*	26,147	—	Mark Hadoff
Police & Firemen of the City of Detroit	—	—	551,000	*	28,814	—	Tracy Maitland
Polygon Global Opportunities Master Fund	3,540,000	*	10,000,000	1.0%	708,075	—	(30)
Port Authority of Allegheny County Consolidated Trust Fund	110,000	*	—	—	5,752	—	Nick Calamos
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	1,330,000	*	—	—	69,552	—	Nick Calamos
President and Fellows of Harvard College	15,000,000	1.4%	15,000,000	1.5%	1,568,853	—	(23)
Prisma Foundation	460,000	*	—	—	24,055	—	Nick Calamos
Privilege Portfolio Skav	12,000,000	1.1%	—	—	627,541	—	David Clott
Promutual	—	—	998,000	*	52,190	—	Tracy Maitland
Prudential Insurance Company of America	155,000	*	—	—	8,105	—	(29)
Qwest Occupational Health Trust++	410,000	*	—	—	21,440	—	(9)
Qwest Pension Trust(++)	1,300,000	*	—	—	67,983	—	(9)
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portofolio	1,861,000	*	15,000,000	1.5%	881,747	—	(24)
Rhythm Fund, Ltd.(++)	5,635,000	*	7,966,000	*	711,264	—	Carlo Georg
Russell Simmons A/C #3	—	—	26,000	*	1,359	—	Tracy Maitland
Russell Simmons IRA	—	—	3,000	*	156	—	Tracy Maitland
San Diego City Retirement	—	—	1,660,000	*	86,809	—	(8)
San Diego County Convertible	—	—	1,450,000	*	75,827	—	(8)
San Francisco Public Employees Retirement System	—	—	1,561,000	*	81,632	—	Tracy Maitland
Sandelman Partners Multi-Strategy Master Fund Ltd	17,500,000	1.6%	8,000,000	*	1,333,525	—	(35)
Satellite Convertible Arbitrage Master Fund LLC	10,000,000	—	10,000,000	1.0%	1,045,902	—	(25)

						Number of
	Principal		Principal		Number of	Shares of
	Amount of		Amount of		Shares of	Common
	2011 Notes	Percentage	2013 Notes	Percentage	Common	Stock	Natural
	Beneficially	of 2011	Beneficially	of 2013	Stock	Beneficially	Person(s)
	Owned and	Notes	Owned and	Notes	Issuable That	Owned	with Voting or
	Offered	Outstanding	Offered	Outstanding	May be	After the	Investment
Name of Selling Securityholder(1)	(USD)	(%)	(USD)	(%)	Offered(2)(3)	Offering (4)	Power

SCI Endowment Care Common Trust Fund — National Fiduciary Services	300,000	*	—	—	15,688	—	Nick Calamos
SCI Endowment Care Common Trust Fund — Sun Trust Bank	139,000	*	—	—	7,269	—	Nick Calamos
SCI Endowment Care Common Trust Fund — Wachovia Bank, NA	65,000	*	—	—	3,399	—	Nick Calamos
Silver Convertible Arbitrage Fund, LDC	—	—	490,000	*	25,624	—	Nathaniel Brown and Robert Richardson
South Dakota Retirement System	3,000,000	*	—	—	156,885	—	Dan Frasier or Ross Sandine
SPT	3,400,000	*	—	—	177,803	—	Nick Calamos
Stark Master Fund Ltd.(++)	—	—	95,000,000	9.5%	4,968,034	—	Brian Stark and Michael Roth
State of Oregon Equity	7,675,000	*	—	—	401,364	—	Ann Houlihan
Steelhead Pathfinder Fund LP	1,500,000	*	—	—	78,442	—	(26)
Syngenta AG	235,000	*	—	—	12,289	—	(29)
The California Wellness Foundation	845,000	*	—	—	44,189	—	Nick Calamos
The Cockrell Foundation	170,000	*	—	—	8,890	—	Nick Calamos
The Dow Chemical Company Employees’ Retirement Plan	3,675,000	*	—	—	192,184	—	Nick Calamos
The Grable Foundation	—	—	82,000	*	4,288	—	Tracy Maitland
Total Fina Elf Finance USA, Inc.	250,000	*	—	—	13,073	—	Maren Lindstrom
Trustmark	—	—	355,000	*	18,564	—	Tracy Maitland
UBS AG London F/B/O HFS(++)	8,000,000	*	—	—	418,360	—	(29)
UBS AG London FBO/WCBP(++)	20,000,000	1.8%	—	—	1,045,902	—	(29)
UBS O’Connor LLC F/B/O O’Connor Global Arbitrage II Master Limited	—	—	760000	*	39,774		(31)
UBS Securities LLC(+)	8,850,000	*	27,500,000	2.8%	1,900,926	—	(29)
Union Carbide Retirement Account	1,900,000	*	—	—	99,360	—	Nick Calamos
Univar USA Inc. Retirement Plan	935,000	*	—	—	48,895	—	Nick Calamos
Universal Institutional Funds Equity and Income Fund(+)(27)	1,553,000	*	322,000	*	98,053	—	(16)
Universal Investment Gesellschaft, MBH	5,000,000	*	—	—	261,475	—	Avtandil Gigineishuili
UnumProvident Corporation(++)	730,000	*	—	—	38,175	—	(9)
US Allianz Equity Income Fund(+)(27)	507,000	*	139,000	*	33,783	—	(16)
Van Kampen Equity and Income Fund+(27)	45,255,000	4.1%	13,657,000	1.4%	3,050,809	—	(16)
Vanguard Convertible Securities Fund, Inc.(++)	9,605,000	*	—	—	502,294	—	(9)

						Number of
	Principal		Principal		Number of	Shares of
	Amount of		Amount of		Shares of	Common
	2011 Notes	Percentage	2013 Notes	Percentage	Common	Stock	Natural
	Beneficially	of 2011	Beneficially	of 2013	Stock	Beneficially	Person(s)
	Owned and	Notes	Owned and	Notes	Issuable That	Owned	with Voting or
	Offered	Outstanding	Offered	Outstanding	May be	After the	Investment
Name of Selling Securityholder(1)	(USD)	(%)	(USD)	(%)	Offered(2)(3)	Offering (4)	Power

Vermont Mutual Insurance Company	150,000	*	—	—	7,844	—	Maren Lindstrom
Virginia Retirement System(++)	4,365,000	*	—	—	228,268	—	(9)
Wachovia Bank, NA, as Trustee for the SCI Cemetary Merchandise Common Trust	80,000	*	—	—	4,183	—	Maren Lindstrom
Wachovia Bank, NA, as Trustee for the SCI Pre-Need Common Trust Fund	20,000	*	—	—	1,045	—	Maren Lindstrom
Wachovia Capital Markets LLC(+)	15,000,000	1.4%	30,000,000	3.0%	2,353,279	—	(29)
Wells Fargo & Company	4,000,000	*	—	—	209,180	—	(29)
Wyoming State Treasurer	—	—	1,115,000	*	58,309	—	(8)
Xavex Convertible Arbitrage 10 Fund	—	—	3,600,000	*	188,262	—	Nathanial Brown & Robert Richardson
Xavex Convertible Arbitrage 2 Fund	—	—	230,000	*	12,027	—	Nathaniel Brown and Robert Richardson

(*)	Less than one percent (1%).

(+)	The selling securityholder is a registered broker-dealer.

(++)	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.

(2)	Assumes conversion of all of the selling securityholder’s Notes at a conversion rate of 52.2951 shares of Common Stock per $1,000 principal amount of the Notes upon maturity. This conversion rate is subject to adjustment as described in “Description of the Notes -Adjustment to Conversion Rate” above. As a result, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease in the future. Excludes shares of Common Stock that may be issued by us upon the repurchase of the debentures as described under “Description of the Notes — Repurchase at the Option of the Holder Upon a Change in Control” above and fractional shares. Securityholders will receive a cash adjustment for any fractional share amount resulting from conversion of the Notes, as described in “Description of the Notes — Conversion Rights” above.

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of Common Stock beneficially owned by each securityholder named above is less than 1% of our outstanding common stock calculated based on 928,516,893 shares of common stock outstanding as of November 24, 2006. In calculating this amount for each securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of that securityholder’s Notes, but we did not assume conversion of any other securityholder’s Notes.

(4)	For purposes of computing the number and percentage of Notes and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of this table above that the selling securityholders named above will sell all of their Notes and all of the common stock issuable upon conversion of their Notes offered by this prospectus, and that any other shares of our Common Stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(5)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment advisor to the selling securityholders. By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the selling securityholder. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dmitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the selling securityholder. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(6)	The AllState Corporation, which is a New York Stock Exchange listed company, is the parent company of Allstate Insurance Company, an Illinois insurance company. AIC is the parent company of AllState Life Insurance Company, an Illinois insurance company. AIC is the indirect parent company of Allstate New Jersey Insurance, an Illinois insurance company. Allstate Retirement Plan and Agents Pension Plan are employer sponsored pension plans maintained for Allstate employees and agents.

(7)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frasella and William R. Techar.

(8)	This selling securityholder has delegated full investment authority to Nicholas-Applegate, as investment adviser, over these securities, including full dispositive power. The Chief Investment Officer of Nicholas-Applegate is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. To the knowledge of Nicholas-Applegate, the securities listed herein were not acquired as compensation for employment, underwriting, or any other services performed by the selling security holder for the benefit of the issuer.

(9)	As investment manager under a management agreement, Castle Creek Arbitrage LLC may exercise dispositive and voting power with respect to the shares owned by CC Arbitrage, Ltd. Castle Creek Arbitrage LLC disclaims beneficial ownership of such shares. Daniel Asher and Allan Weine are the managing members of Castle Creek Arbitrage LLC. Messrs. Asher and Weine disclaim beneficial ownership of the shares owned by CC Arbitrage Ltd.

(10)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager for the aggregate principal amount of registrable securities set forth opposite this selling securityholder’s name. Oaktree does not own any equity interest in this selling securityholder but has voting and dispositive power over the aggregate principal amount of registrable securities set forth next to this selling securityholders’ name. Lawrence W. Keele is a principal of Oaktree and is the portfolio manager for this selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the registrable securities held by all selling securityholders except for their pecuniary interest therein.

(11)	Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. CLP, CIG, and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(12)	Co-book runner for this issue.

(13)	CNH Partners, LLC is Investment Advisor of the selling securityholder and has sole voting and dispositive power over the Registrable Securities. Investment principals for the Advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(14)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Five Sticks, L.P. (“Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(15)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Highbridge International LLC (“HIC”) and consequently has voting control and investment discretion over securities held by HIC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HIC.

(16)	Van Kampen Asset Management, as the selling securityholder’s investment adviser, has discretionary authority over the selling securityholder’s portfolio.

(17)	JMG Capital Partners, LP (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive powers over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(18)	JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the Registrable Securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(19)	The securities are under the total control of KBC Financial Products Cayman Islands Ltd. KBC Financial Products Cayman Islands Ltd., is a direct wholly- owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly- owned subsidiary of KBC Group N.V., a publicly traded entity.

(20)	The securities are under the total control of KBC Financial Products USA Inc. KBC Financial Products USA Inc., is a direct wholly- owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly- owned subsidiary of KBC Group N.V., a publicly traded entity.

(21)	Beneficial Ownership Information for Magnetar Capital Master Fund, Ltd: Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares.

(22)	Millennium Management, L.L.C., a Delaware limited liability company, is the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C.. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P.

(23)	President and Fellows of Harvard College (“Harvard”) has the sole power to vote and dispose of the shares. Harvard is a Massachusetts educational and charitable corporation.

(24)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(25)	The discretionary investment manager of this selling securityholder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblad, Mark Sonnino and Gabe Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities.

(26)	Steelhead Partners LLC, General Partner Steelhead Pathfinder Fund LP. Beneficial owners: J. Michael Johnston and Brian K. Klein.

(27)	This selling securityholder is affiliated with Morgan Stanley & Co. Incorporated, one of the purchasers under the registration Rights Agreement with respect to the securities. The undersigned has no actual knowledge of any other material relationship except as a selling securityholder but has made no affirmative inquiry with respect thereto.

(28)	Merrill Lynch is not aware of any position, office or directorship relationship with Symantec Corp. or their affiliates; however, we may or may not have from time to time, acted in a financial investment advisory capacity to Symantec Corp.

(29)	Selling securityholder files periodic reports pursuant to the 1934 Securities Act or is an affiliate thereof.

(30)	Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander E. Jackson, Reade E. Griffith and Patrick G.G. Dear share voting and dispositive power over the securities held by Polygon Global Opportunities Master Fund. The Investment Managers, the Manager, Alexander E. Jackson, Reade E. Griffith and Patrick G.G. Dear disclaim beneficial ownership of the securities held by Polygon Global Opportunities Master Fund.

(31)	The selling securityholder is a fund which cedes investment control to UBS O’Connor LLC (the Investment Manager). The Investment Manager makes all the investment/voting decisions. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG which is listed and traded on the NYSE.

(32)	GLG Global Convertible Fund is a publicly-owned company listed on the Irish Stock Exchange. GLG Partners LP, an Engilish limited partnership, acts as the investment manager of the Fund and has voting and dispositive power over the securities held by the Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Johathan Green, Phillipe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holding Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and dispositive power over the securities held by the Fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(33)	GLG Investments PLC-Sub Fund: GLG Global Convertible UCITS Fund is a publicly-owned company listed on the Irish Stock Exchange. GLG Partners LP, an Engilish limited partnership, acts as the investment manager of the Fund and has voting and dispositive power over the securities held by the Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Johathan Green, Phillipe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holding Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and dispositive power over the securities held by the Fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(34)	GLG Market Neutral Fund is a publicly-owned company listed on the Irish Stock Exchange. GLG Partners LP, an Engilish limited partnership, acts as the investment manager of the Fund and has voting and dispositive power over the securities held by the Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Johathan Green, Phillipe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holding Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and dispositive power over the securities held by the Fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(35)	Sandelman Partners, LP whose General Partner is Sandelman Partners GP, LLC whose Managing Member is Jonathan Sandelman.

Only selling securityholders identified above who beneficially own the securities set forth opposite their respective names in the foregoing table may sell such securities under the registration statement. Prior to any use of this prospectus supplement in connection with an offering of the notes and/or the underlying common stock by any holder not identified above, this prospectus supplement will be supplemented to set forth the name and other information about the selling securityholder intending to sell such notes and the underlying common stock. The prospectus supplement will also disclose whether any securityholder selling in connection with such prospectus supplement has held any position or office with, been employed by or otherwise had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement if such information has not been disclosed in this prospectus supplement.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement has been passed upon for us by Fenwick & West LLP, Mountain View, California.

EXPERTS

The consolidated financial statements of Symantec Corporation and subsidiaries as of March 31, 2006 and 2005, and for each of the years in the three-year period ended March 31, 2006, and the related financial statement schedule, appearing in the current report on Form 8-K of Symantec Corporation dated December 11, 2006, and Symantec Corporation management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2006, appearing in the annual report on Form 10-K of Symantec Corporation for the fiscal year ended March 31, 2006, have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their reports thereon.

The report dated June 8, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of March 31, 2006, expresses the opinion of KPMG LLP that Symantec Corporation did not maintain effective internal control over financial reporting as of March 31, 2006 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that Symantec Corporation has identified a material weakness with respect to the internal controls over financial reporting related to accounting for income taxes.

Such consolidated financial statements, financial statement schedule, and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.